Exhibit 2.1

STOCK PURCHASE AGREEMENT

By and Among

CDK GLOBAL, LLC,

DEALIX CORPORATION, AUTOTEGRITY, INC.

AND

AUTOBYTEL INC.

Dated as of May 21, 2015

TABLE OF CONTENTS
SECTIONS

1.	Definitions		1
	1.1	Defined Terms	1
	1.2	Interpretation	8
	1.3	Knowledge	8

2.	Purchase of Shares		8
	2.1	Purchase of Shares	8
	2.2	Purchase Price	9
	2.3	Closing	11

3.	Representations and Warranties Concerning the Companies		11
	3.1	Organization and Standing	11
	3.2	Capitalization	11
	3.3	Subsidiaries; Investments	12
	3.4	Authorization and Validity of Agreements	12
	3.5	No Violations	13
	3.6	Consents; Required Consents	13
	3.7	Financial Statements	13
	3.8	Conduct of Business; Records and Books of Account	14
	3.9	Absence of Undisclosed Liabilities	14
	3.1	Taxes	14
	3.11	Good and Marketable Title; Fixed Assets; Sufficiency of Assets	16
	3.12	Real Property; Leases	16
	3.13	Intellectual Property	17
	3.14	Insurance	20
	3.15	Contracts	21
	3.16	Customers	21
	3.17	Loan Agreements, Debt Instruments and Guarantees	21
	3.18	Labor Discussions and Troubles	21
	3.19	Claims and Litigation	22
	3.2	Compliance with Laws; Permits and Licenses	22
	3.21	Absence of Certain Changes	22
	3.22	No Material Adverse Change	23
	3.23	Employees; Employment Practices; Compensation and Vacations	23
	3.24	Employee Benefit Plans	25
	3.25	Environmental Compliance	26
	3.26	Capital Expenditures	26
	3.27	No Bankruptcy Proceedings	26

-ii-

	3.28	Bank Accounts and Safe Deposit Boxes	27
	3.29	Casualty Losses	27
	3.3	Transactions with Affiliates	27
	3.31	Accounts Receivable	27
	3.32	Accounts Payable	27
	3.33	Disclosure	28

4.	Representations and Warranties Concerning Seller		28
	4.1	Organization and Standing	28
	4.2	Authorizations; Consents	28
	4.3	No Violations	29
	4.4	Title to Company Shares	29
	4.5	Brokers’ and Finders’ Fees	29

5.	Representations and Warranties of Buyer		29
	5.1	Organization and Standing	29
	5.2	Authorization; Consents	29
	5.3	No Violations	30
	5.4	Brokers’ and Finders’ Fees	30
	5.5	Claims and Litigation	30

6.	Covenants of the Companies, Seller and Buyer		30
	6.1	Ongoing Management of the Companies	30
	6.2	Access to Information	32
	6.3	Notification of Certain Matters	32
	6.4	Covenants Regarding Cash and Intercompany Accounts	32
	6.5	Non-Competition; Non-Disclosure; Non-Hire	32
	6.6	Cooperation by Seller and the Companies	34
	6.7	Exclusivity	35
	6.8	Assignment and Transfer of Employee Documents	35
	6.9	Termination of Redwood City, California Lease	35

7.	Covenants of Buyer		36
	7.1	Notification of Certain Matters	36
	7.2	Cooperation by Buyer	36
	7.3	Employees; Independent Contractors	36

8.	Tax Matters		39
	8.1	Tax Indemnification	39
	8.2	Taxable Period	39
	8.3	Tax Returns and Payments	39
	8.4	Notification of Inquiry	40

-iii-

	8.5	Contest and Settlement	40
	8.6	Cooperation and Exchange of Information	40
	8.7	No Recourse to Customers	40
	8.8	Transfer Taxes	41
	8.9	Miscellaneous	41
	8.1	Companies-ADP Tax Matters Agreement	41

9.	Conditions to the Obligations of Buyer, Deliveries by Seller and the Companies		41
	9.1	Performance	41
	9.2	Representations and Warranties True and Correct; Delivery of Certificates	42
	9.3	No Litigation	42
	9.4	Government Approvals	42
	9.5	No Material Adverse Change	42
	9.6	Consents	42
	9.7	Proceedings	42
	9.8	Delivery of Transition Services Agreement	42
	9.9	Resignations of Directors and Officers	43

10.	Conditions to Seller's Obligation; Deliveries by Buyer		43
	10.1	Performance	43
	10.2	Representations and Warranties True and Correct; Delivery of Certificate	43
	10.3	No Litigation	43
	10.4	Government Approvals	43
	10.5	Proceedings	43
	10.6	Delivery of Transition Services Agreement	44
	10.7	Companies ADP Tax Matters Agreement	44
	10.8	Purchase Price	44

11.	Termination, Amendment and Waiver		44
	11.1	Termination	44
	11.2	Effect of Termination	45
	11.3	Amendment	45
	11.4	Waiver	45

12.	Indemnification		45
	12.1	Indemnification	45
	12.2	Indemnification Procedure	46
	12.3	Limitations on Indemnification	49

13.	Miscellaneous		51
	13.1	Notices	51
	13.2	Entire Agreement	52

-iv-

13.3	Governing Law	52
13.4	Dispute Resolution, Forum	52
13.5	Severability	53
13.6	Assignability	53
13.7	Counterparts; Headings	53
13.8	Survival of Representations, Warranties and Covenants	53
13.9	Public Announcement	53
13.1	Expenses	54

-v-

EXHIBITS

Exhibit A	Form of Transition Services Agreement
Exhibit B	Retention Bonuses

SCHEDULES

Schedule 1.1(a)	Agreed Upon Accounting Policies
Schedule 1.1(b)	Leased Properties
Schedule 1.1(c)	Permitted Liens
Schedule 2.2	Form of Closing Date Working Capital Calculation
Schedule 2.2(b)	Wire Transfer Instructions
Schedule 3.1	Jurisdictions
Schedule 3.5	No Violations
Schedule 3.6	Consents; Required Consents
Schedule 3.7(a)(i)	Annual Financial Statements
Schedule 3.7(a)(ii)	Exceptions to Agreed-Upon Accounting Principles
Schedule 3.7(b)	Interim Financial Statements
Schedule 3.9	Undisclosed Liabilities
Schedule 3.10(b)	Tax Jurisdictions
Schedule 3.10(c)	Tax Audits
Schedule 3.10(f)	Tax Elections
Schedule 3.10 (i)	Section 481(a) or 263A Adjustments
Schedule 3.10(k)	State Net Operating Loss Carryover
Schedule 3.11(a)	Title to Assets
Schedule 3.11(b)	Mixed Use Contracts; Mixed Use Assets
Schedule 3.12	Leased Properties
Schedule 3.13(a)	Trademarks, Patents, Copyrights
Schedule 3.13(b)	Owned Software, Databases and Documentation
Schedule 3.13(c)	Contracts for Conversion, Etc. of Owned Software
Schedule 3.13(d)	Owned Software in Escrow
Schedule 3.13(e)	Licensed Software, Databases and Documentation
Schedule 3.13(f)	Licenses to Business Intellectual Property
Schedule 3.13(g)	Copyright Registrations
Schedule 3.13(h)	Licensing Fees Other than Maintenance
Schedule 3.13(i)	Infringement
Schedule 3.13(j)	Open Source Licenses
Schedule 3.13(l)	Consents, Payments Relating to Business Intellectual Property
Schedule 3.14	Insurance
Schedule 3.15	Material Contracts
Schedule 3.16(i)	Customers
Schedule 3.16(ii)	Special Customer Terms
Schedule 3.16(iii)	Standard Customer Contract Forms
Schedule 3.18	Labor Discussions and Troubles
Schedule 3.19	Claims and Litigation

-vi-

Schedule 3.20	Permits
Schedule 3.21	Absence of Certain Changes
Schedule 3.22	No Material Adverse Effect
Schedule 3.23(a)	Employees
Schedule 3.23(b)	Unaccrued Benefits
Schedule 3.23(c)	Non-Compliance with Respect to Employees
Schedule 3.23(d)	Non-Ordinary Course Increases in Compensation
Schedule 3.23(e)(i)	Employment Agreements
Schedule 3.23(e)(ii)	Standard Employee Enrollment Form
Schedule 3.23(f)	Terminations in Last 90 Days
Schedule 3.24(a)	Employee Benefit Plans
Schedule 3.26	Capital Expenditures
Schedule 3.30	Transaction

-vii-

This STOCK PURCHASE AGREEMENT, dated as of May 21, 2015, is made by and among Autobytel Inc., a Delaware corporation (“Buyer”), Dealix Corporation, a California corporation (“Dealix”), Autotegrity, Inc., a Delaware corporation (“Autotegrity”; each of Autotegrity and Dealix is sometimes referred to herein as a “Company” and collectively as the “Companies”), and CDK Global, LLC, a Delaware limited liability company (“Seller”).

W I T N E S S E T H :

WHEREAS, Seller owns all of the issued and outstanding shares of common stock (the “Shares”) of each of the Companies; and

WHEREAS, subject to the terms and conditions stated herein, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Shares.

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived herefrom, the parties hereto agree as follows:

SECTION 1
DEFINITIONS

1.1           Defined Terms.  As used in this Agreement, the following terms shall have the meanings set forth below (each such meaning to be equally applicable to both the singular and plural forms of the respective terms so defined).

“Acquisition Proposal”:  any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving either Company; (ii) the issuance, acquisition or transfer of shares of capital stock or other equity securities of either Company; or (iii) the sale, lease, exchange or other disposition of any properties or assets of either Company outside the ordinary course of business.

“ADP”: Automatic Data Processing, Inc., a Delaware corporation.

“Affiliate”:  any Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, the Person specified.  For purposes of this definition, “controlling” (including, with correlative meanings, “controlled by” and “control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock or other equity interests, as an officer, director, trustee or executor, by contract or otherwise.

“Agreed Upon Accounting Policies”:  the accounting policies used and to be used to prepare the Financial Statements, the estimated Closing Date Working Capital and the Closing Date Working Capital, as such policies are described on Schedule 1.1(a) attached hereto, which policies will be in accordance with GAAP unless specifically otherwise noted on Schedule 1.1(a).

“Agreed Upon Closing Date Working Capital Amount: Six Million Three Hundred and Eighty-One Thousand and No/100 Dollars ($6,381,000.00).

“Ancillary Agreements”:  collectively, the Transition Services Agreement,  Companies-ADP Tax Matters Agreement and the other agreements and documents to be executed by Seller, Buyer and/or the Companies pursuant to the terms and conditions of this Agreement.

“Arbitration Organization”: the Judicial Arbitration and Mediation Service.

“Arbitration Venue”: New Castle County, Delaware.

“Authorized Spokesperson”: the meaning specified in Section 6.5(e) hereof.

“Basket-Eligible Representations and Warranties”: all representations and warranties in Sections 3 and 4 hereof, other than the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.4, 3.5(a), 3.10, 3.11(a), 3.24, 3.25, 4.1, 4.2(a), 4.3(a), 4.4, and 4.5.

“Benefit Plans”:  the meaning specified in Section 3.24(a) hereof.

“Business Day”:  any day excluding Saturday, Sunday and any day on which banks in the City of Chicago are authorized or required by Law or other governmental action to close.

“Business Intellectual Property” means, collectively, the Owned Software, Databases and Documentation, the Licensed Software, Databases and Documentation, and all other Intellectual Property Rights of each of the Companies.

“Buyer”:  the meaning specified in the heading to this Agreement.

“Buyer Indemnitees”:  the meaning specified in Section 12.1(a) hereof.

“CDK-ADP Spinoff Agreements”: the contracts and agreements between ADP and CDK Parent executed in connection with the 2014 spinoff from ADP of its Dealer Services Division, including without limitation the Separation and Distribution Agreement, Employee Matters Agreement, Intellectual Property Transfer Agreement, Tax Matters Agreement, and Transition Services Agreement, each dated as of September 29, 2014.

“CDK-ADP Tax Matters Agreement”:  that certain Tax Matters Agreement dated as of September 29, 2014 between CDK Parent and ADP.

“CDK India”:  the meaning specified in Section 3.23(a) hereof.

“CDK Parent”:  CDK Global, Inc., a Delaware corporation, and the ultimate parent company of Seller.

“Certificate”:  the meaning specified in Section 12.2(a) hereof.

“Claims”:  any claim, cause of action, investigation, suit or proceeding, whether at law or in equity, or before any Governmental Authority, which involves a demand for any Order, damages, fines, penalties, or liability.

“Closing”:  the meaning specified in Section 2.3 hereof.

“Closing Date”:  the meaning specified in Section 2.3 hereof.

 “Closing Date Working Capital”:  an amount equal to the aggregate amount of the current assets of the Companies on a consolidated basis as of the Closing Date (as of immediately before the Closing, and excluding any cash and any intercompany accounts) minus the aggregate amount of the current liabilities of the Companies on a consolidated basis as of the Closing Date (as of immediately before the Closing, and excluding any intercompany accounts), all as determined in accordance with the Agreed Upon Accounting Policies.  In determining Closing Date Working Capital, Accounts Receivable shall be valued at 100% of the amount thereof, net of applicable reserves set forth in the Pre-Closing Statement (and with no post-closing adjustment).

“Companies-ADP Tax Matters Agreement”:  the agreement to be entered into by the Companies, on the one hand, and ADP, on the other hand, prior to the Closing pursuant to Section 7.01 of the CDK-ADP Tax Matters Agreement.

“Company”:  the meaning specified in the heading to this Agreement.

“Company Databases”:  the meaning specified in Section 3.13(m) hereof.

“Code”:  the United States Internal Revenue Code of 1986, as amended.

“Contractors”:  the meaning set forth in Section 3.23(a) hereof.

“Deemed Year-End Financial Statements”:  the meaning specified in Section 3.7(b) hereof.

“Employees”:  the meaning specified in Section 3.23(a) hereof.

“Environmental Laws”:  Laws relating to Hazardous Materials, environmental matters, human (including employee and worker) health or safety or otherwise relating to the environment and any other Law relating to or imposing liability or standards of conduct with respect to the importation, manufacture, packaging, labeling, storage, transportation, sale, distribution or use of any chemical products or substances, and/or with respect to emissions, discharges, releases or threatened releases of any Hazardous Material, pollutant or contaminant into the environment, air (including both ambient and within buildings and other structures), surface water, ground water or land or otherwise governing or regulating the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA”:  the meaning specified in Section 3.24(c) hereof.

“Estimated Purchase Price”:  the meaning specified in Section 2.2(a) hereof.

“Financial Statements”:  the meaning specified in Section 3.7(b) hereof.

“GAAP”:  generally accepted accounting principles for financial reporting in the United States as in effect from time to time, applied consistently with past practice.

“Governmental Authority”:  any federal, state, district, commonwealth, territorial or local government within the United States, its territories and possessions (or any national, state or local government outside of the United States) and any political subdivision or quasi-governmental authority of any of the same, including any court, tribunal, department, commission, board, bureau, agency, county, municipality, province, parish or other instrumentality of any of the foregoing.

“Hazardous Materials”:  all hazardous substances, wastes, materials or constituents, solid wastes, special wastes, toxic substances, pollutants, contaminants, petroleum or petroleum derived substances or wastes, radioactive materials, mold, asbestos, urea formaldehyde, polychlorinated biphenyls, radon gas and related materials, including any such materials or substances defined, listed, identified under or described in, or the presence, use, handling, treatment storage or disposal of which is regulated or governed by, any applicable Environmental Laws.

“Indemnification Cap”: an amount equal to thirty-five percent (35%) of the Purchase Price.

“Indemnification Deductible”:  One Hundred Thousand and No/100 Dollars ($100,000.00).

“Indemnification Expiration Date”:  the meaning specified in Section 12.3(a) hereof.

“Indemnified Party”:  the meaning specified in Section 12.2(a) hereof.

“Indemnifying Party”:  the meaning specified in Section 12.2(a) hereof.

“Independent Accountants”:  the meaning specified in Section 2.2(f) hereof.

“Intellectual Property Rights” means all (a) trademarks or service marks or names including all trademark or service mark registrations, certification marks, service names, brands, trade dress, slogans and logos and all other indicia of origin (and any applications therefor); (b) customer lists, advertising and marketing know-how and materials, sales tools and advertising and other customer and potential customer data; (c) copyrights, copyright registrations and copyright applications, works of authorship (whether or not copyrightable) and registrations, applications and renewals for any of the foregoing and database rights; (d) patent rights including, without limitation, issued patents, applications, divisions, continuations and continuations-in-part, reissues, reexaminations, patents of additions, utility models and inventors’ certificates; (e) trade secrets, proprietary information and know-how, processes, inventions (whether or not patentable or reduced to practice), inventor’s notes, drawings and designs, improvements, and other proprietary and confidential information (including all technologies, processes, methods, schematics, techniques, protocols, formulae, algorithms, flow-charts, compositions, architectures, layouts, designs, charts, plans, drawings, specifications, methodologies, technical data, customer lists, pricing and cost information, and business and marketing plans and proposals); (f) vendor and supplier lists; (g) domain names; (h) goodwill associated with any of the foregoing; (i) other proprietary and intellectual property rights; and (j) copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

“Intercompany Indebtedness”:  the meaning specified in Section 3.17 hereof.

“Interim Balance Sheet”:  the meaning specified in Section 3.7(b) hereof.

“Interim Statements of Income”:  the meaning specified in Section 3.7(b) hereof.

“Interim Financial Statements Date”:  the meaning specified in Section 3.7(b) hereof.

“IRS”:  the United States Internal Revenue Service.

“knowledge”, “known” or “knows”:  the meaning specified in Section 1.3 hereof.

“Laws”:  any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, permit, policy, Order or rule of common law now in effect and in each case as amended to date and any judicial or administrative interpretation thereof.

“Leased Properties”:  the real property located at 720 Bay Road, Suite 200, Redwood City, California 94063, 951 Mariners Island Blvd.,  Suite 300, San Mateo, California 94404 and 198 Broadway, Cambridge, Massachusetts 02139, as further described in Schedule 1.1(c).

“Leases”:  the meaning specified in Section 3.12 hereof.

“Licensed Software, Databases and Documentation” means all (i) computer programs (including source code, executable code, systems, tools, data, and related documentation); (ii) computer databases (including, but not limited to, databases used in conjunction with such computer programs); and (iii) documentation, specifications, manuals and materials (including all Intellectual Property Rights) associated therewith, licensed to either or both  Companies and used in connection with its or  their business (regardless of whether it is used internally and/or by customers of such business).

“Lien”:  any lien, pledge, charge, security interest, encumbrance, title retention agreement, adverse claim, option or other third-party interest or claim.

“Losses”:  the meaning specified in Section 12.1(a) hereof.

“Material Adverse Effect”:  any materially adverse change in, or effect on, (a) the assets, financial condition or results of operations of both of the Companies, taken as a whole, or (b) the ability of Seller or either Company to consummate timely the transactions contemplated by this Agreement, other than any effect resulting from, relating to or arising out of: (i) acts of war, sabotage or terrorism, or changes in political conditions; (ii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events; or (iii) changes in Laws or GAAP.

“Material Contract”: with respect to any Person, any contract, agreement, indenture, note, bond, loan, mortgage, lease, instrument, license, permit, concession, franchise, commitment or other binding arrangement to which such Person is a party or by which such Person or its property may be bound or subject, and which (i) provides for payments in any one year in excess of One Hundred Fifty Thousand and No/100 Dollars ($150,000.00), (ii) relate (in whole or in part) to the leasing of real property regardless of payment amount, (iii) relate (in whole or in part) to Intellectual Property Rights (including, without limitation, the development or license of computer programs or databases) regardless of payment amount; (iv) relate to any commitment by either Company to provide products or services to customers, regardless of payment amount; or (v) is a Mixed Use Contract that is material to the operation of the business of the Companies as currently conducted.

“Mixed Use Assets”:  assets which are used by either or both Companies as their business is conducted on the date hereof but which are not used exclusively by them (and which are also used by other business units or operations of Seller and/or one or more other Affiliates of Seller (i.e., Affiliates other than the Companies)), but excluding assets that will be provided or used by Seller to provide the services to be provided by Seller pursuant to the Transition Services Agreement).

“Mixed Use Contracts”:  contracts which relate to either or both Companies as their business is conducted on the date hereof but which do not relate exclusively to either or both Companies (and which also relate to other business units or operations of Seller and/or other Affiliates of Seller (i.e., Affiliates other than the Companies), but excluding third party products or services that will be provided by Seller on a transitional basis pursuant to the Transition Services Agreement).

“Non-Competition Period”:  the meaning specified in Section 6.5(a) hereof.

“Open Source License”:  license terms that: (a) license software or other material as “free software” or “open source software,” or (b) are, or are substantially similar to, a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU GPL, the GNU LGPL, the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License, the Academic Free License, the BSD license and the Apache License.

“Order”:  any order, judgment, injunction, award, decree or writ issued by or at the order of a court of law, judge, magistrate, arbitrator or any other Governmental Authority.

“Owned Software, Databases and Documentation”:  all (i) computer programs (including source code, executable code, systems, tools, data, and related documentation); (ii) computer databases (including, but not limited to, databases used in conjunction with such computer programs); (iii) documentation, specifications, manuals and materials (including all Intellectual Property Rights) associated therewith; and (iv) websites (including all underlying software, web pages, graphics, images, and other materials included thereon), owned by either Company and used in connection with its business (regardless of whether it is used internally and/or by customers of a Company).

“Past Service”:  the meaning specified in Section 7.3(b) hereof.

“Permits”:  all municipal, state, federal, foreign and other governmental permits, licenses, registrations, agreements, consents, waivers and authorizations held or used by either Company.

“Permitted Liens”:  all Liens (i) consisting of easements, permits and other encumbrances, restrictions or limitations on the use of real property or irregularities in title thereto, in each case which do not, individually or in the aggregate, materially detract from the value of, or materially impair the use of, such real property in the operation of the Companies as conducted by them on the Closing Date, (ii) for current Taxes and other assessments or governmental charges or levies on property not yet due and payable, and (iii) set forth on Schedule 1.1(d).

“Person”:  a corporation, association, partnership, organization, company, business, individual, government or political subdivision thereof or governmental agency.

“Personal Data”: any non-public personal data or information about or relating to a person or individual, including financial or medical.

“Post-Closing Statement”:  the meaning specified in Section 2.2(c) hereof.

“Post-Closing Tax Period”:  any taxable period beginning after the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning after the Closing Date.

 “Pre-Closing Statement”:  the meaning specified in Section 2.2(a) hereof.

“Pre-Closing Tax Period”:  any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Privacy Policies”:  the meaning specified in Section 3.13(n) hereof.

“Purchase Price”:  the meaning specified in Section 2.1 hereof.

“Purchase Price Allocation”:  the meaning specified in Section 2.5 hereof.

“Purchase Price Objection Notice”:  the meaning specified in Section 2.2(e) hereof.

“Required Consents”:  the meaning specified in Section 3.6 hereof.

“Return”:  any return, report, declaration, form, claim for refund or information return or statement relating to Taxes or Benefit Plans, including any schedule or attachment thereto or any amendment thereof (including Financial Crimes Enforcement Network (FinCEN) Form 114 (FBAR)).

“Seller”:  the meaning specified in the heading to this Agreement.

“Seller Indemnitees”:  the meaning specified in Section 12.1(b) hereof.

“Shares”:  the meaning specified in the heading to this Agreement.

“Subsidiary”:  any company, association or other business entity, a majority of the stock or other equity interests of any class or classes of which is owned, directly or indirectly, by another Person.

“Tax”:  any federal, foreign, state, county, local or other tax (including, without limitation, income, gross receipts, excise, property, franchise, license, sales, use, withholding, estimated, occupancy, capital, profits, employment, unemployment compensation, payroll related, import duties, escheat or unclaimed property obligations and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto, and including expenses associated with contesting any proposed adjustment related to any of the foregoing.

“Tax Actions”:  the meaning specified in Section 3.10(c) hereof.

“Transferring Employees”:  the meaning specified in Section 7.3(a) hereof.

“Transition Services Agreement”:  the Transition Services Agreement dated the Closing Date between Seller and Buyer, substantially in the form of Exhibit A hereto.

 “Working Capital Adjustment”:  the meaning specified in Section 2.2 hereof.

1.2           Interpretation.  As used in this Agreement, the terms “hereof”, “herein”, “hereunder” and comparable terms refer to this Agreement in its entirety and not to any particular section or other subdivision hereof.  Unless otherwise indicated, references in this Agreement to any “Section”, “Schedule” or “Exhibit” means a section of this Agreement or a Schedule or Exhibit attached to this Agreement, as the case may be.  Any headings or captions on any Section or Schedule are for convenience of reference only.  The term “including” as used in this Agreement shall mean “including, without limitation”, and shall not be deemed to indicate an exhaustive enumeration of the items at issue.  No party, nor its counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all provisions of this Agreement shall be construed in accordance with their fair meaning, and not strictly for or against any party.

1.3           Knowledge.  All references to Seller’s or a Company’s “knowledge”, or phrases of similar import (such as “known” or “knows”), shall mean the actual (not imputed) knowledge, after due  inquiry, of Paul Breen, Cassandra Crampton, Elizabeth Alvarez, Andrew Diebold, Kim Jennett, Gareth Kersey, Clark Maruyama, Iolanda Matinhos  and John Vicidomino.

SECTION 2
PURCHASE OF SHARES

2.1           Purchase of Shares.  Subject to the terms and conditions hereof, at the Closing,  Seller shall transfer, assign and deliver to Buyer all of the Shares, free and clear of any Liens, in exchange for the Purchase Price (as such term is defined below).

2.2           Purchase Price.  The “Purchase Price” shall be (A) Twenty-Five Million  and No/100 Dollars ($25,000,000.00), (B) minus the amount, if any, by which the Closing Date Working Capital is less than the Agreed Upon Closing Date Working Capital Amount, and (C) plus the amount, if any, by which the Closing Date Working Capital is more than the Agreed Upon Closing Date Working Capital Amount (the adjustment referred to in clause (B) or (C) above, as applicable, the “Working Capital Adjustment”).  A form calculation of the Closing Date Working Capital, including each specific general ledger account, is set forth on Schedule 2.2(b).

(a) At least three (3) Business Days before the Closing Date, Seller shall furnish to Buyer a statement (the “Pre-Closing Statement”) reflecting Seller’s good faith estimate of the Working Capital Adjustment and the Purchase Price as of the Closing Date (the “Estimated Purchase Price”).

(b) At the Closing, Buyer shall pay the Estimated Purchase Price to Seller by delivering to Seller the Estimated Purchase Price in cash by wire transfer of immediately available funds pursuant to the wire transfer instructions set forth in Schedule 2.2(b) or as otherwise instructed by Seller no later than two (2) Business Days prior to the Closing.

(c) Following the Closing Date, Buyer shall prepare a statement (the “Post-Closing Statement”) reflecting the actual Working Capital Adjustment and the actual Purchase Price.  The Post-Closing Statement shall be prepared in accordance with the Agreed Upon Accounting Policies.  Buyer shall deliver the Post-Closing Statement (collectively, the “Working Capital Statement”) to Seller as promptly as practicable and in any event within one hundred twenty (120) calendar days after the Closing Date.  Seller shall be entitled to object to any matter in the Working Capital Statement in accordance with Section 2.2(e) below, but only on one or more of the following bases: (i) the inaccuracy of such matter, whether factually or numerically, (ii) the omission of a matter, or (iii) the Working Capital Statement was not prepared as provided in this Agreement.  Buyer shall provide all backup documentation and other information, to the extent they relate to the Working Capital Statement, reasonably requested by Seller promptly following Seller’s request for such documentation or information.

(d) If Seller does not object to the Working Capital Statement in accordance with Section 2.2(e) within thirty (30) calendar days following its receipt of the Working Capital Statement, the Working Capital Statement and the Purchase Price set forth therein shall become final and binding on the parties for all purposes of this Agreement.

(e) If Seller objects to any matter in the Working Capital Statement, Seller shall, within thirty (30) calendar days after receipt of the Working Capital Statement, give Buyer written notice of such objection (the “Purchase Price Objection Notice”), which notice shall contain (i) reasonable details about each objected item and provide reasonable backup materials or information therefor, and (ii) as reasonably possible, the calculation by Seller of the Working Capital Adjustment and Purchase Price as of the Closing Date.

(f) The parties shall negotiate in good faith to resolve any disputes as promptly as practicable.  If the parties are unable to resolve all disputes within thirty (30) calendar days of receipt by Buyer of the Purchase Price Objection Notice, then only the unresolved disputes shall be submitted by either party for resolution to a firm of independent certified public accountants of national standing which is not affiliated with Buyer or Seller or their respective Affiliates and which firm is agreed to in writing by Buyer and Seller.  If Buyer and Seller are not able to agree on such firm within thirty (30) calendar days of receipt by Buyer of the Purchase Price Objection Notice, such firm shall be a firm of independent certified public accountants of national standing, which is not affiliated with Buyer or Seller or their respective Affiliates chosen by mutual agreement of Pricewaterhouse Coopers and Ernst & Young.  The accounting firm so selected to resolve any such disputes is hereinafter referred to as the “Independent Accountants.”  At its own expense, each of the parties shall furnish to the Independent Accountants and to the other party such documents, materials and other information as the Independent Accountants may reasonably request.  Each party may also furnish to the Independent Accountants such other documents, materials or other information as it deems relevant, with copies or notifications being given to the other party.  The Independent Accountants may, at their discretion, conduct a conference concerning the disagreement with Buyer and Seller, at which conference each party shall have the right to present additional documents, materials and other information and to have present its advisors, counsel and accountants.  In connection with such process, there shall be no hearings, oral examinations, testimony, depositions, discovery or other similar proceedings conducted by any party or by the Independent Accountants.  The Independent Accountants’ decision on each disputed item shall be within the range of amounts claimed by the parties.  The Independent Accountants shall promptly, and in any event within sixty (60) calendar days after submission of any disputed items to the Independent Accountants pursuant to this Section 2.2(f), render their decision on the matters in dispute in writing and finalize the Purchase Price and the Working Capital Statement, which decision shall be final and binding on the parties.  The Independent Accountants shall also determine the proportion of their fees and expenses to be paid by each of Buyer and Seller, based on the degree to which the Independent Accountants have accepted the positions of the respective parties.  The Independent Accountants’ jurisdiction to resolve disputes pursuant to this Agreement shall be limited to accounting matters and the fee and expenses matters expressly contemplated by this Agreement, and neither party shall be limited or precluded, by virtue of this Section 2.2(f), from bringing any legal action relating to other matters, including fraud or the breach of any representation, warranty, covenant or obligation hereunder.

(g) If the Purchase Price set forth on the Working Capital Statement as finally determined pursuant to this Section 2.2 is greater than the Estimated Purchase Price, then Buyer shall promptly pay to Seller the amount of such excess.  If the Purchase Price set forth on the Working Capital Statement so determined is less than the Estimated Purchase Price, then Seller shall promptly pay to Buyer in cash the amount of such deficit.  Any payments and adjustments pursuant to this Section 2.2(g) shall be made within five (5) Business Days after the final determination of the Purchase Price pursuant to this Section 2.2.

(h) During Buyer’s preparation of the Working Capital Statement and the period of any dispute within the contemplation of this Section 2.2, for purposes of preparing the Post-Closing Statement, Seller shall cooperate with Buyer and Buyer’s authorized representatives, including providing, on a timely basis, such additional information as may be reasonably necessary to prepare the Working Capital Statement.

2.3           Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Seller in Hoffman Estates, Illinois or at such other time and/or place as shall be agreed upon by the parties, no later than three Business Days after the last of the conditions set forth in Sections 9 and 10 have been satisfied (other than conditions which, by their nature, are to be satisfied on the Closing Date).  The date on which the Closing occurs is referred to herein as the “Closing Date,” and the effective time of the purchase and sale contemplated hereby shall be deemed to occur at 12:01 a.m. Eastern Standard Time on the Closing Date.  At the Closing:

(a) Seller shall deliver to Buyer, free and clear of any Liens, certificates representing the Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly endorsed in blank;

(b) Buyer shall deliver to Seller the Estimated Purchase Price payment as provided in Section 2.2(b) hereof; and

(c) the parties shall deliver such certificates and other documents required to be delivered under Sections 9 and 10 hereof.

SECTION 3
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANIES

Seller hereby represents and warrants to Buyer as set forth below in this Section 3 as of the date hereof and as of the Closing Date.  The parties acknowledge and agree that: (i) the following representations and warranties are qualified by the exceptions set forth on the Schedules to this Agreement, which disclosures shall be deemed disclosed with respect to any other matter, whether or not a specific cross-reference appears, to the extent the nature and extent of the applicability of such disclosure to such matter is reasonably apparent and identified on the disclosure schedule as being disclosure made under another section or subsection of this Agreement or such disclosure schedules; and (ii) the disclosure of any item or information in any Schedule shall not be construed as or deemed to constitute an admission or otherwise imply that such item or information is material to the Companies or creates measures for materiality for purposes of this Agreement.

3.1           Organization and Standing.  Dealix is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and Autotegrity is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each Company is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which it is required to be so licensed or qualified, except where failure to be so licensed or qualified would not have a  Material Adverse Effect.  Schedule 3.1 lists each jurisdiction in which either or both Companies is qualified to conduct business.  Each Company has all necessary power and authority to own, lease or license its property and to conduct its business as now conducted.

3.2           Capitalization.

(a)           The authorized capital stock of Dealix consists solely of 100 shares of common stock, no par value, all of which are duly authorized, validly issued, outstanding, fully-paid and non-assessable and issued in compliance with all applicable federal and state securities Laws.  The authorized capital stock of Autotegrity consists solely of 100 shares of common stock, $.01 par value, all of which are duly authorized, validly issued, outstanding, fully-paid and non-assessable and issued in compliance with all applicable federal and state securities Laws.  The Shares represent all of the issued and outstanding shares of capital stock of the Companies, and Seller owns all of the Shares, free and clear of any Liens.

(b)           There are no options, rights, warrants, calls, commitments (including without limitation any statutory or other legal commitments) or other agreements relating to any equity interests of either Company or obligating either Company or any other Person to issue, dispose of, acquire, redeem or otherwise transfer any equity interests in either Company.  There is no obligation, contingent or otherwise, of either Company to provide funds (excluding, solely for the avoidance of doubt, payment obligations to vendors for products and services provided by them to either Company in the ordinary course of business) to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any other Person.  There are no bonds, debentures, notes or other indebtedness which have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of either Company are entitled to vote.

(c)           No Shares were issued in violation of any preemptive rights.  No preemptive rights, rights of first refusal or similar rights exist with respect to the Shares, and no such rights arise or become exercisable by virtue of or in connection with the transactions contemplated by this Agreement.  There are no outstanding equity appreciation rights, profit participation or other similar rights with respect to the securities of either Company.  There are no voting agreements or voting trusts with respect to any of the Shares.

3.3           Subsidiaries; Investments. Neither Company directly or indirectly owns any shares of stock or any other security or interest in any corporation, limited liability company, partnership, association or joint venture.

3.4           Authorization and Validity of Agreements.  Each Company has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  Such execution, delivery and performance have been, and at the Closing each of such Ancillary Agreements will be, duly authorized by all necessary corporate action on the part of each Company.   This Agreement has been, and at the Closing each of such Ancillary Agreements will be, duly executed and delivered by each Company, and constitute the legal, valid and binding obligation of each Company enforceable against each Company in accordance with their respective terms, in each case except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar

Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity and the discretion of courts in granting equitable remedies.

3.5           No Violations.  The execution, delivery and performance by each Company of this Agreement and the Ancillary Agreements to which it is or will be a party and the consummation by each Company of the transactions contemplated hereby or thereby will not, with or without the giving of notice, the termination of any grace period, the lapse of time or election of other Persons or any combination thereof:  (a) violate, conflict with, or result in a breach or default under any provision of the certificate of incorporation or by-laws of such Company; (b) violate any statute, ordinance, rule, regulation, or Order of any court or of any Governmental Authority applicable to the Companies; (c) except as set forth on Schedule 3.5, result in a violation or breach by either Company of, conflict with, constitute a default by either Company (or give rise to any right of termination, suspension, modification, cancellation, payment or acceleration) under, any of the terms, conditions or provisions of any Material Contract; or (d) result in, require or permit the creation or imposition of any Lien upon any assets of the Companies.

3.6           Consents; Required Consents. Except as set forth on Schedule 3.6, there are no consents, approvals, permits or authorizations, declarations, filings or registrations with, or notices to, any Governmental Authority or any other Person required to be made or obtained by either Company in connection with the execution and delivery of this Agreement or the Ancillary Agreements to which it is a party.  The consents, approvals, permits, authorizations, declarations, filings and registrations with, or notices to, any Governmental Authority or any other Person designated with an asterisk on Schedule 3.6 shall be referred to as the “Required Consents”.  Neither Seller nor either Company has received any request from any Governmental Authority for information with respect to the transactions contemplated by this Agreement.

3.7           Financial Statements.

(a)            Except as described in Schedule 3.7(a) hereto, the consolidated unaudited balance sheet of the Companies and the separate balance sheet of each Company as at December 31, 2014, and the related unaudited statements of income (including the notes and supporting information and schedules thereto) for the applicable 12-month period then ended (the “Deemed Year-End Financial Statements”), true and complete copies of which have been delivered to Buyer and are attached hereto as part of Schedule 3.7(a)(i), and (i) are, in each case, true, complete and accurate in all material respects, (ii) except as disclosed by Seller in Schedule 3.7(a)(ii), have been prepared in accordance with the Agreed Upon Accounting Policies, (iii) in the case of each such balance sheet, fairly presents the financial condition of the Companies (consolidated and each Company separately) as at its respective date and, in the case of such statements of income, fairly present the results of operations of the Companies (consolidated and each Company separately) for the period covered thereby, and (iv) have been prepared from the books and records of the Companies (consolidated and each Company separately).

(b)           The unaudited balance sheet of the Companies and the separate balance sheet of each Company (the “Interim Balance Sheets”) as at March 31, 2015 (the “Interim Financial Statements Date”), and the related unaudited statements of income (including the notes and supporting information and schedules thereto) for the applicable three-month period then ended (the “Interim Statements of Income” and, together with the Deemed Year-End Financial Statements and the Interim Balance Sheets, the “Financial Statements”), true and complete copies of which have also been delivered to Buyer and are attached hereto in Schedule 3.7(b), (i) are, in each case, true, complete and accurate in all material respects, (ii) except for the deviations from the Agreed Upon Accounting Policies described on Schedule 1.1(a) hereto, have been prepared in conformity with such policies and GAAP, (iii) in the case of the Interim Balance Sheets, fairly present the financial condition of the Companies (consolidated and each Company separately) as at the Interim Financial Statements Date and, in the case of the Interim Statements of Income, fairly present the results of operations of the Companies (consolidated and separately) for the three-month period covered thereby, subject only to normal year-end adjustments, which are not reasonably expected to be material, and (iv) have been prepared from the books and records of the Companies (consolidated and each Company separately).

3.8           Conduct of Business; Records and Books. The Companies have conducted their respective businesses in the ordinary course, consistent with past practice, since December 31, 2014.  The minute books and stock records books of each Company, all of which have been made available to Buyer, are complete and correct in all material respects.  The minute books of each Company contain accurate and complete records of all meetings, and actions taken by written consent, of the stockholders, the board of directors and any committees of the board of directors of such Company, and no meeting, or action taken by written consent, of any such stockholders, board of directors or committee has been held for which minutes have not been prepared and are not contained in such minute books.

3.9           Absence of Undisclosed Liabilities.  Except as otherwise set forth in the Interim Financial Statements or on Schedule 3.9 hereto, or for liabilities, debts or obligations incurred since the Interim Financial Statements Date in the ordinary course of business of each Company, there are no known or unknown liabilities, debts or obligations of either Company, whether contingent or absolute, direct or indirect, or matured or unmatured, including, without limitation, liabilities on account of Taxes, other government charges or Claims (including workers’ compensation and related employers’ liability Claims) which may be subsequently brought, not adequately reserved against in the Interim Balance Sheet, and on the date hereof there are no other liabilities, debts or obligations of any nature whatsoever.

3.10           Taxes.

(a)           All Returns required to be filed by either Company on or before the date hereof have been filed within the time and in the manner provided by law, and all such Returns are true and correct and accurately reflect the Tax liabilities of the applicable Company.  All Returns required to be filed by either Company after the date hereof and on or before the Closing Date shall be prepared and timely filed (or an extension to file shall have been validly obtained), in a manner consistent with prior years and applicable laws and regulations.  No Claim has ever been made by an authority in any jurisdiction where a Company does not file Returns that such Company may be subject to taxation by such jurisdiction.  All Taxes required to be paid on or before the date hereof have been timely paid.  Any Taxes required to be paid after the date hereof and on or before the Closing Date shall be timely paid.  Schedule 3.10(a) hereto sets forth the cumulative temporary difference for each Company as of June 30, 2014.  The books and records of each Company are sufficient to document the accuracy of such Tax Returns and the tax basis in the assets of each Company.

(b)           Schedule 3.10(b) hereto lists all of the jurisdictions in which either or both Companies have filed proforma federal and separate state income tax returns for the fiscal years ending June 30, 2014, 2013 and 2012 fiscal  years.  The Companies have provided to Buyer true and complete copies of all such Returns.

(c)           Neither Company has executed any presently effective waiver or extension of any statute of limitations against assessments and collections of Taxes.  Except as set forth in Schedule 3.10(c), there are no current, pending or threatened claims, assessments, notices, proposals to assess, deficiencies, audits, or examinations (collectively, “Tax Actions”) with respect to any Taxes owed by either  Company.  Reserves and provisions for Taxes accrued but not yet due reflected in the financial statements referred to in Section 3.7 hereof are adequate as of the respective dates of such financial statements.  There is no basis for any Tax Action against either Company. There are no Liens for Taxes on any of the assets of either Company except for Liens for current Taxes not yet due and payable.

(d)           Proper and accurate amounts have been withheld and timely remitted by Seller or the Companies from and in respect of (i) the current and former employees or independent contractors working for or on behalf of either Company and (ii) stockholders, creditors and other third parties, for all periods in full and complete compliance with the Tax withholding provisions of all applicable Laws.

(e)           Each Company has charged its customers all sales, goods and services and other similar Taxes required to be charged under the laws and regulations of all applicable taxing jurisdictions.  All such Taxes have been collected and remitted to the appropriate taxing authorities in a timely manner.

(f)           Schedule 3.10(f) hereto sets forth all federal, foreign, state, county and local Tax elections under the Code and other applicable provisions of law that are in effect with respect to either Company for the fiscal years ending June 30, 2014, 2013 and 2012 fiscal years.

(g)           Except with respect to the CDK-ADP Tax Matters Agreement, neither Company is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement.

(h)           A copy of any currently applicable closing agreement with any taxing authority, private letter ruling, technical advice memoranda or similar agreement or ruling requested, entered into or issued by any taxing authority with respect to either Company or the Companies has been provided to Buyer; provided, however, that Seller has not provided to Buyer copies of any such documents or information of ADP (which separated CDK Parent (and its direct and indirect subsidiaries) from ADP pursuant to the CDK-ADP Spinoff Documents) that may relate to either Company or the Companies but will not affect either Company after the Closing.

(i)           Except as provided in Schedule 3.10(i), neither Company has agreed to make, nor is either Company required to make, any adjustment under Sections 481(a) or 263A of the Code by reason of a change in accounting method or otherwise.  The Companies have not taken any action that is not in accordance with past practice that will defer a liability for Taxes of the Companies from any Pre-Closing Tax Period to any Post-Closing Tax Period.

(j)           Neither Company is, or has been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).  Neither Company has engaged in any operations or activities that are subject to reporting obligations under Section 999 of the Code (relating to international boycotts).

(k)           There are currently no federal  net operating losses, capital losses, built-in losses, Tax credits or similar items of either Company.  Schedule 3.10(k) provides the state net operating loss carryover of Dealix as of June 30, 2014.

(l)           Neither Company is a party to any contract, agreement, plan or arrangement covering any person that, individually or collectively could give rise to the payment of any amount that would not be deductible by reason of Section 280G of the Code, or would constitute compensation in excess of the limitation set forth in Section 162(m) of the Code.  Each “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) of the Companies has been operated and administered in compliance with Section 409A of the Code and, if any amendments were reasonably necessary, has been timely amended to comply with Section 409A of the Code.

(m)           No downward adjustment shall be required to be made to the loss or credit carryovers of, or the basis of any asset of, the Companies under the “unified loss rule” of the Consolidated Return Regulations in connection with the sale of the Shares under this Agreement.

3.11           Good and Marketable Title; Fixed Assets; Sufficiency of Assets.

(a)           Except as otherwise set forth in Schedule 3.11(a) and except for receivables and charges collected in the ordinary course of the business of each Company since the Interim Financial Statements Date, each Company has good and marketable title, free and clear of any Liens (other than Permitted Liens), to all of its assets and properties including, without limitation, all assets shown on the Interim Balance Sheet.

(b)           Except with respect to (i) the Companies’ personnel, as to which no representation is made under this Section 3.11(b), (ii) the Mixed Use Assets, (iii) the Mixed Use Contracts and (iv) the assets (including contracts) that will be used by Seller in connection with providing services pursuant to the Transition Services Agreement, the assets of each Company are sufficient for the applicable Company to conduct its business as currently conducted on the date hereof.  Schedule 3.11(b) contains a list of all Mixed Use Contracts and all Mixed Use Assets.

3.12           Real Property; Leases.  Neither Company owns, and has never owned, any real property.  Except as set forth in Schedule 3.12,

the Leased Properties are the only real properties used by the Companies in connection with the conduct of their respective businesses.  Each Company has a valid, enforceable leasehold interest in each of the Leased Properties to which it is a party.  Schedule 3.12 contains a true and complete list of all of the leases with respect to the Leased Properties, including all amendments, modifications and supplements thereto (the “Leases”).  Seller has provided Buyer with true and complete copies of all of the Leases.  All of the Leases are in full force and effect and enforceable by the Company that is a party thereto in accordance with their terms.  Neither Company is in breach of or in default under any Lease.  The Companies have maintained the Leased Properties in accordance with the applicable Leases and such Leased Properties are otherwise in the condition required by such Leases, all of the improvements to the Leased Properties are in structurally sound condition and, to Seller’s knowledge, contain no latent defects, and all mechanical, electrical, plumbing, ventilating, heating and air conditioning systems located therein are in good working order and condition.  Neither Company has entered into any contracts with respect to the Leased Properties other than the Leases, and no Person is a subtenant or sublessee with respect to the Leased Properties or otherwise uses or occupies any portion of the Leased Properties.  Without limiting the foregoing, no landlord under a Lease has provided the relevant Company with written (or, to the knowledge of Seller, oral) notice that the tenant must remove any improvement, alteration or other property  (other than personal property) from, or otherwise make any modifications to, the subject property at the termination of such Lease.

3.13           Intellectual Property.

(a)           Schedule 3.13(a) hereto contains a true, complete and correct list of all trademarks, trade names, service marks, service names, patents and copyrights (and applications therefor, if any) presently used by either or both Companies in connection with its or their business, and except to the extent set forth in Schedule 3.13(a) to the contrary, the Companies own all right, title and interest in and to each of the foregoing, free and clear of any Lien, license or other restriction.  All patents, trademark registrations and copyright registrations that are part of the Intellectual Property owned by a Company are in good standing and effect, and all required filings and fees related thereto have been timely filed with and paid to the relevant Governmental Authorities.

(b)           Schedule 3.13(b) hereto lists and identifies all Owned Software, Databases and Documentation, and the Company to which it belongs.  Each Company has full and exclusive right, title and ownership, freely transferable, in its Owned Software, Databases and Documentation, including all Intellectual Property Rights associated therewith, free and clear of any Liens or any other rights of others or adverse claims.  The Owned Software, Databases and Documentation include all works in progress relating to corrections, modifications or enhancements thereto as well as all current and prior (but only to the extent still maintained) versions of the Owned Software, Databases and Documentation.

(c)           Except as set forth in Schedule 3.13(c), there are no contracts in effect for the conversion, modification, maintenance, servicing, or enhancement of the Owned Software, Databases and Documentation.

(d)           No copy of the Owned Software, Databases and Documentation is subject to or held in escrow or is in any third party’s possession, other than Owned Software, Databases and Documentation which has been licensed and delivered to the Company’s clients pursuant to the Company’s contracts with such clients, all of which have been set forth on Schedule 3.13(d).

(e)           Schedule 3.13(e) lists and identifies all Licensed Software, Databases and Documentation and the associated licenses therefor, as well as agreements to license Intellectual Property between either Company and any Person (collectively, the “Licenses”), other than Licensed Software, Databases and Documentation constituting Mixed Use Assets and/or Mixed Use Contracts that are to be utilized by Seller to provide services pursuant to the Transition Services Agreement.  All Licenses are legally valid, binding, enforceable, and in full force and effect (except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity and the discretion of courts in granting equitable remedies, and to the Knowledge of Seller, none of such licensors is currently in bankruptcy or insolvency proceedings), and except to the extent that consent to assignment is required as described in Schedule 3.13(e), the consummation of the transaction contemplated by this Agreement shall not result in a breach, termination or voiding of any License or give rise to any right to default, terminate or void any License.

(f)           Except as described in the exceptions described in the first sentence of Section 3.11(b), the only computer programs, computer databases and related documentation, specifications and other materials required to be used or currently used in either or both Companies’ business as presently conducted, and/or licensed or provided by it or them to their respective clients, are included in the Business Intellectual Property. Except as set forth in Schedule 3.13(f), neither Company has granted or licensed to any Person any rights with respect to any, and no other Person has any rights in or to any, of the Business Intellectual Property.  The Business Intellectual Property is sufficient for the conduct of either or both Companies’ business as presently conducted in the ordinary course.  Except as set forth on Schedule 3.13(f), each Company owns or is entitled to use all Business Intellectual Property used in, or necessary for, the conduct of such Company’s business as presently conducted.

(g)           Each Company has taken commercially reasonable measures to protect its Business Intellectual Property.  The Owned Software, Databases and Documentation have been treated by the Companies as trade secrets or are subject to the protection of copyright Laws (provided, however, that except as set forth in Schedule 3.13(g), neither Company has registered or sought to register any such works with the Copyright Office of the United States Library of Congress).

(h)           Except as set forth in Schedule 3.13(h), no licensing fees, royalties or payments are due and payable by either Company in connection with the use of the Business Intellectual Property, other than maintenance fees.

(i)           Except as set forth in Schedule 3.13(i), and to the knowledge of Seller, none of the Business Intellectual Property, or the products or services of either of the Companies, infringes, misappropriates or misuses the Intellectual Property rights of any Person.  Neither Company has asserted any Claim of infringement, misappropriation or misuse, and except as set forth in Schedule 3.13(i), no Claims, demands or notices have been asserted by any Person against or received by either Company or any of its directors or officers, (i) with respect to either Company’s Business Intellectual Property; (ii) challenging, or questioning the validity or effectiveness of, any licenses or agreements relating thereto; or (iii) alleging or asserting infringement, misappropriation, misuse or violation of any Person’s Intellectual Property rights; nor to the knowledge of Seller, is there any bona fide basis for any such Claim. To the knowledge of Seller, no Person has interfered with, infringed upon, misappropriated, or otherwise violated any Intellectual Property rights of either Company.  Except as set forth in Schedule 3.13(i), neither Seller nor either of the Companies has entered into any consent, indemnification, forbearance to sue or settlement agreement with any Person relating to any item of Intellectual Property utilized solely by either or both Companies or relating to any intellectual or proprietary rights of any Person relating solely to either or both Companies, nor is either Company bound by any such consent, indemnification, forbearance to sue or settlement even if not utilized solely by either or both Companies or relating solely to either or both Companies.

(j)           Except as set forth on Schedule 3.13(j), none of the Owned Software, Databases and Documentation or any product of either Company contains or is integrated with any software that is subject to an Open Source License.  In any event, none of the Owned Software, Databases and Documentation or any product of either Company is subject to any Open Source License that would: (i) require the divulgement to any Person of any source code or trade secret that is part of the Business Intellectual Property, (ii) grant a license to any Business Intellectual Property for the purpose of creating derivative works or (iii) grant a license to any Person to redistribute any Business Intellectual Property at no charge.

(k)           To the knowledge of Seller, no products or Owned Software, Databases and Documentation contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.  To the knowledge of Seller, none of the Owned Software, Databases and Documentation: (1) contains any material bug, defect, or error (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of date data) that materially and adversely affects the use, functionality, or performance of such Owned Software, Databases and Documentation or any product or system containing or used in conjunction with such Owned Software, Databases and Documentation; or (2) fails to materially comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Owned Software, Databases and Documentation.

(l)           Except as set forth in Schedule 3.13(l), the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of, or payment of any additional amounts with respect to, or require the consent of any other Person in respect of, any Business Intellectual Property, each Company’s right to own, use or hold for use any of the Business Intellectual Property as owned, used or held for use in the conduct of such Company’s business as presently conducted.

(m)           Each Company has adopted and maintains commercially reasonable security policies with respect to each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for use by such Company (the “Company Databases”).  No material breach or violation of any such security policy adopted or maintained by such Company to protect any such Company Database has occurred or, to the knowledge of Seller, is threatened; and, there has been no unauthorized or illegal use of or access to any of the data or information in any Company Databases or any Personal Data held or used by such Company.  Each Company has maintained privacy policies available on all its websites and other end user facing portals that detail such Company’s privacy policies and practices (the “Privacy Policies”).  Each Company has complied at all times and in all material respects with all of the Privacy Policies and, except as set forth in Schedule 3.19, has complied at all times with all applicable Laws pertaining to (i) privacy; (ii) email, text, telephone, mobile or cell phone or other electronic communications, marketing or advertising; or (iii) the Company Databases, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure, destruction and use of Personal Data. The change in control of each Company resulting from the consummation of the transactions contemplated by this Agreement will not result in loss or termination of any rights to continue to use the Company Databases or the Personal Data as used by each Company prior to the closing of the transactions contemplated by this Agreement.

(n)           All former and current employees, consultants and independent contractors of either Company or Seller who were or are key personnel or who have been involved with the conception and development of Intellectual Property owned by either Company, have assigned or otherwise transferred to the applicable Company all ownership and other rights of any nature whatsoever (to the extent permitted by law) of such person in any Intellectual Property developed for such Company or developed in the course and scope of such person’s relationship with such Company.  To the knowledge of Seller, none of the former and current employees, agents, consultants and independent contractors of either Company or Seller who were or are key personnel, or who have been involved with the conception and development of Intellectual Property owned by either Company, have a valid claim against the applicable Company in connection with any Intellectual Property owned by such Company, and no such claim has been asserted or, to the knowledge of Seller, threatened.  Each Company is and has been in material compliance with all applicable Laws relating to the export and sale of computer software and technology, including, but not limited to U.S. Export Administration Regulations.

3.14           Insurance.  Schedule 3.14 hereto sets forth a true and correct list and summary description of all insurance policies currently owned, held by or applicable to either Company in effect on the date hereof, including the types and amounts of coverage and the expiration dates thereof.  Such policies provide for coverage in amounts deemed by Seller to be adequate in the type of business in which the Companies are engaged, and all premiums (or installments of premiums) due and payable on or prior to the date hereof have been paid in full.  Except as otherwise set forth on Schedule 3.14, all claims, if any, made against either Company which are covered by insurance are either being defended by the relevant insurance company or are claims as to which the relevant Company has not received notice from such insurance company that it will not reimburse the relevant Company if such claims are resolved against it.  To the extent that such insurance policies cover the Companies, coverage under such policies for any covered occurrences or events occurring after the Closing Date shall terminate as of the Closing Date, while the coverage under such policies for any covered occurrences or events occurring on or prior to the Closing Date shall continue to be covered under such policies with respect to non-claims made policies or, with respect to claims-made policies, under their respective run-off time periods.

3.15           Contracts.  Set forth in Schedule 3.15 is a list of all Material Contracts.  True and complete copies of all written Material Contracts (other than Mixed Use Contracts), together with all amendments, modifications and supplements thereto, have been made available to Buyer.  All such Material Contracts are valid and binding and are in full force and effect and enforceable in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity and the discretion of courts in granting equitable remedies.  Except as set forth on Schedule 3.15,  (i) no approval or consent of, or notice to, any Person is needed in order that any Material Contracts shall continue in full force and effect in accordance with their respective terms without penalty, acceleration or rights of early termination following the consummation of the transactions contemplated by this Agreement, (ii) neither Company is in violation or breach of or in default under (or is alleged to be in breach of or default under) any Material Contract nor, to Seller’s knowledge, is any other party to any Material Contract in violation, breach or default thereof or thereunder, and (iii) neither Company nor Seller has received any notice of any intention to terminate, cancel or modify in any material respect any Material Contract.  To the knowledge of Seller, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a breach of or an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. There are no material disputes pending or, to the knowledge of Seller, threatened under any Material Contract. Neither Company is bound by or has any obligations under any CDK-ADP Spinoff Agreements except to the limited extent the Companies are bound to the CDK-ADP Tax Matters Agreement by the Companies-ADP Tax Matters Agreement.

3.16           Customers.  Schedule 3.16(i) hereto sets forth a true and correct list of all customers of each Company, the monthly revenues currently being received from such customers, and confirmation of whether a written agreement exists between a Company and each such customer and the expiration date of each such written agreement.   Except as described on Schedule 3.16(ii),  none of such contracts contains any material variations to the applicable Company’s standard form customer contracts (copies of which are attached as Schedule 3.16(iii) hereto), standard pricing or standard services provided.

3.17           Loan Agreements, Debt Instruments and Guarantees.  Neither Company is party to or bound by any outstanding loan agreement, debt instrument, guarantee (including any letter of credit reimbursement agreement), or any related document of any similar nature.   There is no intercompany indebtedness (the “Intercompany Indebtedness”) that either Company owes to Seller or any Affiliate thereof (provided, however, and for the avoidance of doubt, internal “cross charges” (such as corporate overhead charges and fringe benefits charges) are imposed on each Company for services provided to the Companies by Seller or Affiliates thereof).

3.18           Labor Discussions and Troubles.  Neither Company is a party to or is otherwise bound by any collective bargaining agreement, and there are no labor unions or other organizations or groups representing, purporting to represent or attempting to represent any employees employed by Seller or either Company, and to the knowledge of Seller, no labor union or other organization or group has attempted to represent any employees of Seller or either Company during the last three (3) years.  Neither Company is, nor during the past three (3) years has been, involved in any labor discussions with any unit or group seeking to become a bargaining unit for the employees who perform work for or on behalf of either or both Companies.  There are no strikes, slowdowns, picketing, concerted refusal to work, or other labor troubles now pending or, to knowledge of Seller, threatened by any of the employees who perform work for or on behalf of either or both Companies, and no such activity has occurred, or to the knowledge of Seller has been threatened, at any time during the past three (3) years.

3.19           Claims and Litigation.   Except as set forth on Schedule 3.19, there are no Claims pending or, to the knowledge of Seller, threatened against or affecting Seller or either or both Companies, and Seller does not know of any valid basis for any such Claims.  There are no Claims pending or, to the knowledge of Seller, threatened against Seller or either or both of the Companies  seeking to prevent or challenging the transactions contemplated by this Agreement and any of the other agreements related hereto.  There are not, and during the past three (3) years have not been any, unsatisfied or outstanding Orders against, binding upon or adversely affecting either or both of the Companies.  Schedule 3.19 sets forth a list and an accurate summary of all Claims involving either Company that were resolved or settled during the past three (3) years.

3.20           Compliance with Laws; Permits and Licenses.

(a)           Except as set forth on Schedule 3.20(a), neither Company nor Seller has received notice of any non-compliance by either Company under, and each Company currently complies, and for the last three years has complied, in all material respects with, all Laws.  All Permits material to the conduct of the business of either or both of the Companies have been duly obtained and are in full force and effect and are listed in Schedule 3.20(a) hereto.  Neither Company is in violation of or default under any Permit, and neither Company nor Seller has received notice of any Claim that either Company  is or has been in violation of or default under any Permit.  There are no proceedings pending or, to Seller’s knowledge, threatened that may result in the revocation, cancellation, suspension or modification of any of such Permits, licenses or other authorizations and approvals concerning the Companies  as a result of the transactions contemplated by this Agreement or otherwise.  Neither Company is in default with respect to any Order.

(b)           Neither Company nor, to the knowledge of Seller, any of their respective officers, directors, employees, representatives or agents or any other Person acting on behalf of either Company  has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the either or both of the Companies’  business (or assist either Company  in connection with any actual or proposed transaction) which: (i) could subject the applicable Company or Buyer to any liability or penalty in any civil, criminal or governmental action; (ii) if not given in the past, reasonably could have had a Material Adverse Effect; or (iii) if not continued in the future, reasonably could have a Material Adverse Effect or which might subject either Company or Buyer to any civil, criminal or governmental action  or to any liability or penalty in any such action.

3.21           Absence of Certain Changes.  Except for (a) any increase in the losses of the Companies that occurs between the Interim Financial Statements Date and the Closing Date in the ordinary course of business, (b) as set forth on Schedule 3.21 hereto or (c) as otherwise expressly permitted or contemplated by this Agreement, since the Interim Financial Statements Date, neither  Company has  (i) mortgaged, pledged or subjected to any Lien any of its assets, tangible or intangible, (ii) sold or transferred any of its assets or canceled any debts or claims, except for the collection of receivables in the ordinary course of business, (iii) assigned, subleased, sublicensed, terminated, or received notice of the termination of any lease or license with respect to any property, (iv) suffered any losses or waived any rights of substantial value, (v) made or guaranteed any loans to any Person, (vi) entered into any transactions other than in the ordinary course of business, other than this Agreement, (vii) incurred any obligation to pay commissions or other amounts to any Person (except in the ordinary course of business), (viii) incurred any material liability, obligation or indebtedness, direct or indirect, absolute or contingent, whether due or to become due, (ix) canceled, without payment in full, any notes, loans or other obligations receivable from Seller, any officer, partner or employee of the Companies, or any other Person, (x) settled or compromised any Claims, or (xi) declared, made or committed to make, set aside or paid any dividend or any distributions or payments on, or any purchase or redemption of, any equity interest of either Company.

3.22           No Material Adverse Effect.  Since the Interim Financial Statements Date, there has been no Material Adverse Effect.

3.23           Employees; Employment Practices; Compensation and Vacations.

(a)           Dealix  has no employees.  All individuals who perform work primarily or exclusively for or on behalf of Dealix are employees of Seller.  All individuals who perform work primarily or exclusively for or on behalf of Autotegrity are employees of Autotegrity, except for five India-based employees who are employees of CDK Global (India) Private Limited, a company formed under the laws of Chennai, India (“CDK India”), which legal entity is an Affiliate of Seller and the Companies.  Schedule 3.23(a) hereto contains a true and complete listing of all employees of Seller, either Company or any Affiliate thereof who perform work primarily or exclusively for or on behalf of either or both Companies as of the date hereof (the “Employees”), the legal entity which employs them, and their title, work location, FLSA status (exempt or non-exempt), annual salary, additional compensation (or the terms thereof, if determined pursuant to a scale or formula or plan), date of hire, date of next review and date of last review.  Schedule 3.23(a) hereto also contains a true and complete listing of all independent contractors (including consultants) who perform work for or on behalf of either or both Companies as of the date hereof (the “Contractors”), the services they provide, the term of their contract, the legal entity with which they have contracted and their compensation rate.

(b)           Except as set forth on Schedule 3.23(b) hereto, there are no vacation pay, bonuses or other incentive compensation, commissions, sick pay, severance, retention or other fees or benefits in respect of work done earned or due to or reasonably expected by any present, former or prospective employees not fully paid or accrued on the Interim Balance Sheet.

(c)           Except as set forth in Schedule 3.23(c) hereto, all Employees and Contractors are lawfully entitled to work for either or both Companies without restriction or any visa, permit or consent being required.  Except as set forth on Schedule 3.23(c) hereto, (i) neither Seller nor either Company nor any Affiliate thereof has received notice from any Governmental Authority of any non-compliance or investigation of possible non-compliance with respect to the Employees or Contractors, or any of them, (ii) Seller and each Company is in compliance with the Fair Labor Standards Act, all similar state, county and local legislation, ordinances and regulations as such laws and regulations apply to the Employees, and all other Laws respecting labor, employment, occupational health and safety, employment practices, terms and conditions of employment, exempt/non-exempt classification status, employee/independent contractor status, workers’ compensation, immigration, leaves of absence and time off, collective bargaining, and wages and hours, and they have been in compliance in all material respects with such Laws at all times over the last three  (3) years, (iii) neither Seller nor either Company is currently involved in any Claim, nor, to the knowledge of Seller, is any such Claim threatened, involving labor, employment, employment practices, terms and conditions of employment, exempt/non-exempt classification status, employee/independent contractor status, workers’ compensation, immigration, leaves of absence and time off, collective bargaining, wages and hours, and/or occupational safety and health violation under any Law, including, but not limited to, those arising out of the Civil Rights Act of 1964, the Immigration Reform and Control Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Family Medical Leave Act, the Fair Labor Standards Act, or the Occupational Safety and Health Act, each as amended.

(d)           Except as set forth on Schedule 3.23(d) hereto, since the Interim Financial Statements Date, except in the ordinary course of business and consistent as to timing and amount with past practices, neither Seller nor either Company (as applicable) has: (i) increased the compensation payable or to become payable to or for the benefit of any of the Employees or Contractors, (ii) provided any of the Employees or Contractors with increased security or tenure of employment or engagement, (iii) increased the amount payable to any of the Employees or Contractors upon the termination of any such person’s employment or engagement or (iv) increased, augmented or improved benefits granted to or for the benefit of any of its Employees under any bonus, stock option, profit sharing, pension, retirement, deferred compensation, insurance, severance, retention, or other direct or indirect benefit agreement, plan or arrangement.

(e)           Schedule 3.23(e)(i) hereto sets forth a description of each contract, agreement, plan or arrangement, including any employment, restrictive covenant, stock option award, restricted stock award, independent contractor, bonus or other incentive compensation, commission contract, agreement, plan or arrangement, between Seller, either Company or any Affiliate thereof, on the one hand, and any present Employee or Contractor or future employee or contractor of Seller being hired to work for or on behalf of either Company, on the other hand (other than any enrollment form substantially in the form of Schedule 3.23(e)(ii) hereto). Seller has made available to Buyer accurate and complete copies of all current employee manuals and handbooks, disclosure materials, policy statements and other requested materials relating to the employment of the Employees.

(f)           Except as set forth in Schedule 3.23(f) hereof, Seller, the Companies and their respective Affiliates have not terminated, laid-off or dismissed any Employees (whether such dismissal is actual or constructive) in the last ninety (90) days, and there has been no “mass layoff” or “plant closing” (as defined by the federal Worker Adjustment and Retraining Notification Act or any similar state or local law) with respect to Seller, either Company or their respective Affiliates within the past three (3) years.  To Seller’s Knowledge, no Employee or Contractor is a party to or is bound by any confidentiality, non-competition, non-solicitation or other restrictive covenant agreement that could reasonably be expected to have a material  adverse effect on the performance by such Employee or Contractor of any of his or her duties or responsibilities on behalf of either or both Companies.

3.24           Benefit Plans.

(a)           Schedule 3.24(a) contains a true and complete list of each benefit, pension, retirement, deferred compensation, compensation, incentive, equity, change in control, employment, consulting, health or welfare benefit, fringe benefit and any other similar agreement, plan, policy, program or arrangement (whether or not an ERISA contract, plan or arrangement) maintained, sponsored, contributed to, or required to be contributed to by each Company or any employer that (i) would be treated together with either Company as a “single employer” within the meaning of Section 414 of the Code (an “ERISA Affiliate”) for the benefit of any current or former employee, director, independent contractor or consultant of either Company or any of its Subsidiaries or any dependent of such individual, or (ii) under which either Company or any of their respective ERISA Affiliates have or may have any liability (as listed on Schedule 3.24(a), each, a “Benefit Plan”).  Schedule 3.24(a) separately lists each Benefit Plan for the benefit of (i) U.S.-based employees and service providers of Autotegrity and (ii) U.S.-based employees and service providers of Seller who perform work exclusively or primarily for either Company.

(b)           With respect to each Benefit Plan, Seller or the Companies have made available to Buyer copies of each of the following: (i) the plan document together with all amendments; (ii) where applicable, copies of any funding arrangements, insurance policies and contracts, and similar agreements; (iii) copies of any summary plan descriptions, summaries of material modifications, and employee handbooks; (iv) where applicable, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service (“IRS”); (v) where applicable, Forms 5500 for the three most recently completed plan years; (vi) where applicable, audited financial statements for the three most recently completed plan years; and (vii) copies of material notices, letters or other correspondence to or from the IRS, Department of Labor, or other Governmental Authority.

(c)           Each Benefit Plan has been established, administered and maintained in accordance with its terms and in compliance with all applicable Law. The Companies and ERISA Affiliates are in compliance in all material respects with all applicable Laws with respect to the Benefit Plans. Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and is the subject of a favorable determination letter or can rely on an opinion or advisory letter from the IRS, and nothing has occurred since the issuance of such letter that would reasonably be expected to cause the Benefit Plan to which it relates to become disqualified. Nothing has occurred with respect to any Benefit Plan that has subjected or could reasonably be expected to subject any Benefit Plan or the Companies or any of their Subsidiaries (or any of their Employees) to a penalty under Section 409 or 502 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or to a tax under Chapter 43 of Subtitle D of the Code. There is no pending or, to the knowledge of Seller, threatened action (other than routine Claims for benefits), examination, or audit relating to a Benefit Plan.

(d)           Except for Claims for benefits in the ordinary course, no liability has been or is expected to be incurred by the Companies or any ERISA Affiliate (either directly or indirectly, including as a result of an indemnification obligation) under or pursuant to Title I or Title IV of ERISA or the penalty, excise Tax or joint and several liability provisions of the Code or ERISA in respect of the Benefit Plans in connection with the consummation of the transactions contemplated by this Agreement.  The consummation of the transactions contemplated hereby will not (i) impose any obligation or liability on Buyer in respect of any Benefit Plan or entitle any current or former employee or service provider of the Companies or any ERISA Affiliate to compel Buyer to maintain any particular types of employee benefit plans and/or levels of coverage thereunder, or (ii) give rise to any Lien on the Shares or the assets of the Companies except for Permitted Liens.

(e)           Neither the Companies nor any ERISA Affiliate has ever maintained or been obligated to contribute or has any liability with respect to (i) a multiemployer plan within the meaning of Section 3(37) of ERISA, (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code or Title IV of ERISA.

(f)           Other than as required under Section 601 et. seq. of ERISA or other applicable Law, neither the Companies nor any ERISA Affiliate has any liability to provide post-termination or retiree welfare benefits to any individual.

(g)           Except as set forth in Schedule 3.24(g), neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Companies or any of their Subsidiaries to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such individual; (iii) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan; or (iv) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

3.25           Environmental Compliance.  Each Company (a) currently is and always has been in compliance with all applicable Environmental Laws and (b) has obtained and holds all Permits required under all applicable Environmental Laws and is in compliance with their respective requirements.  Neither Company nor Seller has received any written (or to the knowledge of Seller, oral) notice or Claim of violation under any applicable Environmental Law relating to the Leased Properties or the business of either or both of the Companies.

3.26           Capital Expenditures.  Except as set forth on Schedule 3.26 hereto, there are no capital projects or capital expenditures with an anticipated cost of more than Twenty-Five Thousand and No/100 Dollars ($25,000.00) currently committed for or undertaken by either Company that are not paid for on the date hereof.

3.27           No Bankruptcy Proceedings.  Each Company is not, and has not been in the past four (4) years, involved in any bankruptcy, insolvency or receivership proceedings or made an assignment for the benefit of creditors, and no execution or attachment has been levied against either Company on account of any Lien or judicial process.

3.28           Bank Accounts and Safe Deposit Boxes.  Neither Company has any bank accounts or safe deposit boxes.

3.29           Casualty Losses.  Since the Interim Financial Statements Date, there has not been any loss, damage or destruction to or of any of the assets or property of either Company (other than any loss, damage or destruction in the ordinary course of business in an amount that is not material) nor have any of the material assets, properties or business of either Company been affected as a result of fire, accident or other casualty, war, civil strife or act of God.

3.30           Transactions with Affiliates.  Schedule 3.30 hereto sets forth a summary of the material terms of all contracts, agreements, plans or arrangements of any nature whatsoever, whether written or oral, between (i) either Company and John Vicidomino or any other officer or director of such Company or (ii) either Company and any other Affiliate of such Company (or, with respect to both clauses (i) and (ii) of this Section 3.30, any immediate family member of any such Person, or any corporation, firm, partnership or other entity as to which such Person owns an equity interest), including, without limitation, any employment agreement or other compensation or consideration or reimbursement arrangement, any loan or guarantee, and any purchase, sales or services agreement.

3.31           Accounts Receivable.  The accounts receivable of each Company (“Accounts Receivable”) reflected in the Financial Statements and on the Pre-Closing Statement, and all Accounts Receivable arising after the date thereof until the Closing (a) have arisen from bona fide transactions entered into by each Company involving the sale of goods or the rendering of services in the ordinary course of business; and (b) are collectible in the ordinary course of business and to Seller’s Knowledge, constitute only valid, undisputed claims of the such Company not subject to claims of set-off or other defenses or counterclaims, other than normal cash discounts accrued in the ordinary course of business (it being agreed, for the avoidance of doubt, that Seller is not warranting that the Accounts Receivable will actually be collected).  Schedule 3.31 sets forth a correct and complete aging of Accounts Receivable of each Company as of the Interim Financial Statements Date reflecting the aggregate dollar amount due to such Company from each payee which have been outstanding for the following numbers of days or less past their due dates: 30, 60, and 90, and more than 90 days.  The reserves for bad debts shown in the Financial Statements and Pre-Closing Statement or, with respect to Accounts Receivable arising after the Interim Financial Statements Date, in the accounting books and records of each Company, have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.  Since the Interim Financial Statements Date, neither Company has written off, written down or agreed to a reduction of, placed for collection with any Person, accelerated the collection of, or materially changed the terms of payment of any Accounts Receivable, other than in the ordinary course of business.

3.32.           Accounts Payable.  Schedule 3.32 sets forth a correct and complete aging of all accounts payable and accrued liabilities for each Company as of the Interim Financial Statements Date. Each Company has paid all accounts payable in accordance with their terms on or before their due date, other than accounts payable that such Company was disputing in good faith as of the Interim Financial Statements Date and that are specifically identified as disputed accounts payable in Schedule 3.32.

3.33           Disclosure.  Neither this Agreement nor any of the exhibits or schedules attached hereto contain any untrue statement of a material fact or omit a material fact necessary to make each statement contained herein or therein not misleading.  Except as expressly set forth in this Section 3, Seller is not making and has not made any representation or warranty to Buyer or any Affiliate thereof, express or implied, in law or in equity, concerning the Companies or anything relating thereto, and all such representations and warranties, express or implied, or any kind or nature whatsoever, including any implied warranties of merchantability or fitness for a particular purpose that have not been made expressly in this Agreement, are hereby expressly disclaimed.

SECTION 4
REPRESENTATIONS AND WARRANTIES CONCERNING SELLER

Seller represents and warrants to Buyer, with respect to itself, that:

4.1           Organization and Standing.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority to own, lease or license its property and to conduct its business as now conducted.

4.2           Authorizations; Consents.

(a)           Seller has the corporate authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  Such execution, delivery and performance have been, and at the Closing each of such Ancillary Agreements will be, duly authorized by all necessary corporate action on the part of Seller.  This Agreement has been, and at the Closing each of such Ancillary Agreements will be, duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller enforceable against it in accordance with its terms, in each case except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Law affecting the enforcement of creditors’ rights in general and subject to general principles of equity and the discretion of courts in granting equitable remedies.  The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is or will be a party will not breach or violate any provision of, nor cause any event by which a right of termination or acceleration or Lien on any of its properties or assets would be created under (i) any statute or regulation or any order of any court or other agency of government or any judgment, award or decree, (ii) its certificate of incorporation or bylaws or (iii) any indenture, contract, instrument or other agreement to which Seller is a party or by which it is bound.

(b)           There are no consents, approvals or authorizations, declarations, filings or registrations with, or notices to, any governmental or regulatory authority required to be made or obtained by Seller in connection with the execution and delivery of this Agreement and the Ancillary Agreements and the performance of the transactions contemplated hereby and thereby, except for those which have been duly made or obtained.

4.3           No Violations.  The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is or will be a party and the consummation by Seller of the transactions contemplated hereby or thereby will not, with or without the giving of notice, the termination of any grace period, the lapse of time or election of other Persons or any combination thereof:  (a) violate, conflict with, or result in a breach or default under any provision of the certificate of formation or limited liability company agreement of Seller; or (b) violate any statute, ordinance, rule, regulation, or Order of any court or of any Governmental Authority applicable to Seller; except, in the case of clause (b) of this Section 4.3, as would not impair the ability of Seller to consummate the transactions contemplated by this Agreement.

4.4           Title to Company Shares.  Seller has, and will have at the Closing, valid and marketable title to all of the Shares, free and clear of any Liens.  Upon delivery to Buyer of the certificates representing the Shares (together with executed assignments separate from certificate or other appropriate instruments of conveyance) and payment for the Shares by Buyer at the Closing as provided in this Agreement, Seller will convey to Buyer good and valid title to the Shares, free and clear of any Liens, other than those Liens created by Buyer.  There are no agreements, arrangements or commitments of any character relating to the Shares or obligating Seller to sell any of the Shares other than this Agreement.

4.5           Brokers’ and Finders’ Fees.  All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Seller in such a manner as not to give rise to any claim against either Company, Seller or Buyer for a brokerage commission or finder’s fee.

SECTION 5
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that:

5.1           Organization and Standing.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority to own, lease or license its property and to conduct its business as now conducted.

5.2           Authorization; Consents.

(a)           Buyer has the corporate authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  Such execution, delivery and performance have been, and at the Closing each of such Ancillary Agreements will be, duly authorized by all necessary corporate action on the part of Buyer.  This Agreement has been, and at the Closing each of the Ancillary Agreements to which it is a party will be, duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer enforceable against it in accordance with its terms, in each case except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Law affecting the enforcement of creditors’ rights in general and subject to general principles of equity and the discretion of courts in granting equitable remedies.  The execution, delivery and performance by Buyer of this Agreement and such Ancillary Agreements will not breach or violate any provision of, nor cause any event by which a right of termination or acceleration or Lien on any of its properties or assets would be created under (i) any statute or regulation or any order of any court or other agency of government or any judgment, award or decree, (ii) its certificate of incorporation or bylaws or (iii) any indenture, contract, instrument or other agreement to which Buyer is a party or by which it is bound.

(b)           There are no consents, approvals or authorizations, declarations, filings or registrations with, or notices to, any governmental or regulatory authority required to be made or obtained by Buyer in connection with the execution and delivery of this Agreement and the agreements related hereto and the performance of the transactions contemplated hereby and thereby, except for those which have been duly made or obtained.

5.3           No Violations.  The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements to which it is or will be a party and the consummation by Buyer of the transactions contemplated hereby or thereby will not, with or without the giving of notice, the termination of any grace period, the lapse of time or election of other Persons or any combination thereof:  (a) violate, conflict with, or result in a breach or default under any provision of the certificate of incorporation or bylaws of Buyer; or (b) violate any statute, ordinance, rule, regulation, or Order of any court or of any Governmental Authority applicable to Buyer; except, in the case of clause (b) of this Section 5.3, as would not impair the ability of Buyer to consummate the transactions contemplated by this Agreement

5.4           Brokers’ and Finders’ Fees.  All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Buyer in such a manner as not to give rise to any claim against Buyer or Seller for a brokerage commission or finder’s fee.

5.5           Claims and Litigation.  There are no Claims pending, or to the knowledge of Buyer, threatened, against Buyer seeking to prevent or to challenge the transactions contemplated by this Agreement and the Ancillary Agreements or otherwise prevent Buyer from complying with the terms and provisions of this Agreement and the Ancillary Agreements.

SECTION 6
COVENANTS OF THE COMPANIES, SELLER AND BUYER

6.1           Ongoing Management of the Companies.  Except as expressly contemplated by this Agreement or otherwise agreed to in writing by Buyer, during the period from the date hereof to the Closing, (i) each Company shall continue to operate its business in the ordinary course, in accordance with its usual procedures and past practices, and (ii) Seller and each Company shall (x) preserve the business organization of each Company intact, (y) except to the extent contemplated by this Agreement, keep available the services of the present independent contractors and employees performing work exclusively or primarily for or on behalf of either Company, and (z) preserve for Buyer the present material relationships between each Company and its vendors, customers and other third parties having business relations with such Company.  Without limiting the generality of the foregoing, and except as otherwise expressly provided in or contemplated by this Agreement, between the date hereof and the Closing, each Company shall not, and Seller shall cause each Company not to, without the prior written consent of Buyer:

(a)           amend its articles or certificate of incorporation or bylaws;

(b)           issue, sell, grant, award, pledge or dispose of any shares of its capital stock or other equity interests, any options, warrants or rights of any kind to acquire any shares of its capital stock or other equity interests or any securities which are convertible into or exchangeable for any shares of its capital stock or other equity interests;

(c)           split, combine or reclassify any shares of its capital stock or other equity interests, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of its capital stock or other equity interests, or redeem or otherwise acquire any shares of its capital stock or other equity interests;

(d)           create, incur or assume any indebtedness for borrowed money or encumber any of its properties or assets;

(e)           sell any of its assets or properties, other than in the ordinary course of business, or purchase an equity interest in, or the assets of, or merge or consolidate with or into or enter into any business combination involving, any other Person;

(f)           make any capital expenditures or investments (or commitments therefor) other than in the ordinary course of business and in amounts less than Twenty-Five Thousand and No/100 Dollars ($25,000.00) in the aggregate;

(g)           settle or compromise any litigation involving the payment of, or an agreement to pay over time, an amount, in cash, notes or other property, in excess of Twenty-Five Thousand and No/100 Dollars ($25,000.00);

(h)           (i) make, rescind, or change any Tax election or adopt or change any method of accounting, except as required by applicable Law, (ii) settle any material Tax claim, assessment or liability, or (iii) file any amended Return;

(i)           enter into, or amend or terminate, any agreement, contract or other instrument, or waive, release or cancel any debts, claims or rights (except for new contracts, or amendments or terminations of existing contracts, with customers, consistent in each instance with the ordinary course of business and good business practices);

(j)           increase the compensation payable or to become payable by it to any of its employees except for normal periodic pay increases in the ordinary course of business that are made in accordance with established compensation policies of Seller or the either Company, as applicable;

(k)           dissolve or liquidate;

(l)           make any material change in any method of its financial accounting, except for any change required by reason of a concurrent change in GAAP;

(m)           make any material change in its cash management practices and its policies, practices, and procedures with respect to collection of Accounts Receivable, establishment of reserves for uncollectible accounts, accrual of Accounts Receivable, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(n)           impose any Lien upon any of its properties or assets, tangible or intangible, other than Permitted Liens; or

(o)           agree, whether in writing or otherwise, to do any of the foregoing.

6.2           Access to Information.  From the date hereof to the Closing, each Company and Seller shall afford Buyer and its counsel, accountants and other representatives complete access at all reasonable times to their respective officers, employees (and other personnel who perform work for or on behalf of either or both Companies), properties, contracts, books and records, and each Company shall promptly furnish to Buyer all financial, operating and other data and information as Buyer may reasonably request concerning its business, operations, properties and personnel.

6.3           Notification of Certain Matters.  From time to time prior to the Closing, Seller may supplement or amend (in writing) the representations and warranties of Seller herein solely with respect to any matter hereafter arising (other than as a result of a breach of this Agreement by Seller or either Company) that, if existing and known at the date of this Agreement, would have been required to be set forth or described in the disclosure schedules hereto.  Each such supplement or amendment shall be true and accurate in all material respects and shall specifically state that it is a supplement or amendment to Seller’s representations and warranties herein and/or in any supplement or amendment.  Any such supplement or amendment shall not be deemed to have cured any breach of any representation or warranty made in this Agreement for purposes of (a) Section 12 or (b) determining whether or not the conditions set forth in Section 9 hereof have been satisfied.

6.4           Covenants Regarding Cash and Intercompany Accounts.  On or prior to the Closing Date, Seller shall, and/or shall cause the Companies to eliminate all cash of the Companies and all intercompany accounts between each Company and Seller or any Affiliate of Seller.

6.5           Non-Competition; Non-Disclosure; Non-Hire.

(a)           During the period commencing on the date hereof and ending on the second anniversary of the Closing Date (the “Non-Competition Period”), Seller shall not (and shall cause each of its Affiliates not to), directly or indirectly, sell to (i) U.S.-based automobile dealerships, (ii) U.S.-based automobile manufacturers or (iii) U.S. consumer-facing multi-automobile dealership, multi-automobile brand web sites, sales leads relating to consumers expressing interest in automobile purchases that were obtained by Seller (or Affiliate thereof) (x) via a web site operated by Seller or an Affiliate thereof (or by a vendor engaged by Seller or an Affiliate thereof  to operate such web site specifically for Seller or such Affiliate)  that (i) features automobile inventory or new car pricing offers from multiple, unaffiliated automobile dealers and multiple, unaffiliated automobile brands, and (ii) is substantially similar to the any of the web sites or URLs listed on Schedule 3.13(b) or any other web sites operated by the Companies on the Closing Date, and as such web sites are operated by the Companies on the Closing Date (which Company web sites, it is agreed, and among other things, are simple web sites with basic functionality and little content that are created for the specific primary purpose of collecting sales leads and are not intended to be ‘destination’ web sites such as www.edmunds.com, www.kbb.com, www.cars.com and www.autotrader.com; and which project themes like “compare dealer clearance prices and save”, “fast free quotes to find the best deal for you”, “favorite place to find your next used car”, “auto dealer clearance”, and similar themes; and which are not dealership (or dealership group) branded or themed, dealership association branded or themed, or manufacturer branded or themed) or (y) via e-mail marketing activities that are designed and intended to cause consumers to visit any such prohibited Seller (or Affiliate thereof) web site for purposes of filling out a sales lead form; provided, however, and solely for the avoidance of doubt, the foregoing restriction shall not prevent Seller or any Affiliate thereof from engaging in any of following:  (i) selling sales leads obtained by Seller (or Affiliate thereof) via dealership (or dealership group)-branded/themed, dealership association-branded/themed and/or manufacturer-branded/themed websites operated by or on behalf of Seller, or directly or indirectly engaging in e-marketing activities that are designed or intended to cause consumers to visit any such branded/themed  portals for purposes of filling out a sales lead form; (ii) linking to or from any web site that is not operated by or on behalf of Seller (or Affiliate thereof) but that otherwise meets the criteria of described in (x) above, placing tags of any kind on any  web site that is not operated by or on behalf of Seller (or Affiliate thereof) but that otherwise meets the criteria described in (x) above, or advertising on any web site that is not operated by or on behalf of Seller (or Affiliate thereof) but that otherwise meets the criteria described in (x) above (or allowing the provider or operator of any such web site to do the same with respect to web sites that Seller (or any Affiliate thereof) is not prohibited from providing pursuant to this Section 6.5); or (iii) providing data interfaces or other integration between Seller (or Affiliate) applications or services, on the one hand, and applications or services of third parties who directly or indirectly engage in any such restricted activities , on the other hand; and further provided, that Seller (or any Affiliate thereof) may engage in any of the foregoing restricted activities to the extent that it is directed or requested to do so by an automobile manufacturer or by one or more of the “top 10” dealership groups (by annual revenues, and as reported by Automotive News from time to time) and on their behalf as Seller’s (or Affiliate thereof’s) customer; and further provided, that the foregoing restriction shall not preclude Seller (or any Affiliate) thereof from acquiring or merging with any business engaged in any of the foregoing restricted activities, so long the revenues of such Person that arise from such activities do not, at the time of the closing of such acquisition or merger, exceed ten percent (10%) of such acquired business’ total revenues.

(b)           Seller shall not (and shall cause its Affiliates not to) at any time disclose, furnish or make accessible to any person, corporation, firm, partnership or other entity whatsoever (except Buyer, the Companies or any of their respective Affiliates), or to any officer, director, partner, associate, employee, agent or representative of any such entity, any proprietary information which is not in the public domain (including, without limitation, any customer lists, business methods, analytical methodologies or conclusions, procedures, pricing and marketing structure and strategy, source or object codes, experimental or research work, names and addresses of current, former and prospective clients or employees, or any other trade secrets, technical data, or know-how of any kind) and is proprietary to the businesses of  the Companies.

(c)           During the Non-Competition Period, Seller shall not (and shall cause each of its Affiliates not to), directly or indirectly, solicit, hire or employ, or cause, induce, influence or encourage to terminate, reduce or modify his or her relationship with Buyer, either Company or any of their respective Affiliates, any of the Employees that become employees of Buyer or an Affiliate thereof until such person has ceased to be an employee of any of such company for a period of at least six (6) months; provided, however, that this restriction shall not apply to Employees whose employment with Buyer or an Affiliate thereof has been terminated by Buyer or such Affiliate without cause.

(d)           During the Non-Competition Period, Seller shall not (and shall cause each of its Affiliates not to), directly or indirectly  cause, induce, influence, encourage or solicit any vendor, supplier, client, customer, independent contractor or prospective client, customer, supplier, vendor, independent contractor, or other Person having a business relationship with either Company as of the Closing Date to terminate or modify in any respect any such actual or prospective relationship

(e)            During the period commencing on the date hereof and ending on the first anniversary of the Closing Date, Seller shall ensure that no Authorized Spokesperson of Seller and its Affiliates knowingly and publicly makes any disparaging statements about the Companies; provided, however, that the foregoing restriction shall not apply to statements reasonably determined by Seller and its Affiliates to be necessary comply with applicable law or securities exchange requirements or that are made in the course of judicial, arbitration or governmental proceedings of any kind.   As used herein, “Authorized Spokesperson” means the Chief Executive Officer, Chief Financial Officer or Vice President of Investor Relations of CDK Parent.

(f)           Seller acknowledges and agrees that it has entered into the covenants set forth in this Section 6.5 in order to induce Buyer to enter into the transactions contemplated by this Agreement, and that Buyer is entering into this Agreement in reliance upon such covenants.  Seller agrees that a violation of any such covenant may cause irreparable injury to Buyer and/or the Companies, and that the intended beneficiary of such covenant shall therefore be entitled, in addition to any other rights and remedies such party may have, at law or in equity, to seek an injunction enjoining and restraining Seller from doing or continuing to do any such act and any other violations or threatened violations of the applicable provision or provisions of this Section 6.5.

6.6           Cooperation by Seller and the Companies.

(a)           Seller and the Companies shall use commercially reasonable efforts, and shall cooperate with Buyer, to secure all necessary consents, approvals, authorizations, exemptions and waivers from third parties as shall be required of them in order to effect the transactions contemplated hereby, and Seller and the Companies shall otherwise use commercially reasonable efforts to cause the consummation of such transactions in accordance with the terms and conditions hereof and to cause all conditions contained in this Agreement to be satisfied.

(b)           From time to time after the Closing, as and when requested by Buyer, Seller shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as Buyer may reasonably deem necessary or desirable to evidence and give effect to the transactions contemplated by this Agreement.

(c)           Seller shall furnish or cause to be furnished to Buyer, upon request and as promptly as reasonably practicable, such information and assistance relating to the operation of the Companies prior to the Closing (including access to copies or excerpts of tax, financial, and accounting books and records) as may reasonably be requested by Buyer; provided, however, that Seller’s obligation to provide information and assistance in connection with the financial statements “carve-out” audit that Buyer needs to conduct with respect to the Companies following the Closing shall be governed by the Transition Services Agreement.

6.7           Exclusivity. Unless and until this Agreement is terminated pursuant to Section 11.1, neither Seller nor either Company shall, or shall authorize or permit any of their respective Affiliates or any of its or their attorneys, accountants, advisors or other representatives to, directly or indirectly, (a) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal, (b) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal, or (c) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal.  Seller and the Companies shall immediately cease and cause to be terminated, and shall cause their Affiliates and all of its and their attorneys, accountants, advisors or other representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.  In addition to the other obligations under this Section 6.7, Seller and the Companies shall promptly (and in any event within two Business Days after receipt thereof) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

6.8           Assignment and Transfer of Employee Documents.  On and as of the Closing, Seller or the applicable Company shall cause the contracts, documents and other items listed on Schedule 6.8 to be assigned to Buyer or the applicable Company, as designated by Buyer.

6.9           Termination of Redwood City, California Lease.   Seller shall be responsible for all costs, expenses and other liabilities associated with the Redwood City, California lease prior to and from and after the Closing, including all rent and costs and expenses of vacating the space and related required repairs.  Buyer acknowledges and agrees that Seller and its agents shall be permitted to have access to such premises for the purpose of vacating such space and performing such repairs, and that Buyer will not permit any of its (or the Companies’) employees or agents to enter such premises without Seller’s permission,  Buyer further acknowledges and agrees that all furniture, equipment and supplies that were not removed from such leased premises by May 15, 2015 have been (or may be) disposed of by Seller as it sees fit (and that Seller has discarded or will discard all such furniture,  equipment that remained in such leased premises after such date).

SECTION 7
COVENANTS OF BUYER

7.1           Notification of Certain Matters.  Buyer shall give prompt notice to Seller of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of Buyer contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Closing and (ii) any failure of Buyer to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by Buyer hereunder.

7.2           Cooperation by Buyer.  Buyer shall use  commercially reasonable efforts, and shall cooperate with Seller and the Companies, to secure all necessary consents, approvals, authorizations, exemptions and waivers from third parties as shall be required of them in order to effect the transactions contemplated hereby, and Buyer shall otherwise use commercially reasonable efforts to cause the consummation of such transactions in accordance with the terms and conditions hereof and to cause all conditions contained in this Agreement to be satisfied.

7.3           Employees; Independent Contractors.

(a)           Provided that Seller timely provides all information reasonably requested by Buyer concerning the Employees,  (i) no later than three (3) calendar days prior to the Closing Date, Buyer shall offer employment, subject to the occurrence of the Closing and effective as of the Closing Date, to the Employees who perform work primarily or exclusively for or on behalf of either Company and who are listed on Schedule 7.3(a) as Employees to be offered employment effective as of the Closing Date (the “Closing Date Employees”) and (ii) at such time is as specified in the Transition Services Agreement, Buyer shall offer employment to the Employees who perform work primarily or exclusively for or on behalf of either Company and who are listed on Schedule 7.3(a) as Employees to be offered employment after the Closing Date (the “Delayed Employees”).  Each such offer shall be for employment on an at-will basis with Buyer to perform work for or on behalf of the Companies, and shall be subject to Buyer’s customary employment application and pre-employment screening process.  For Closing Date Employees, any such offer made by Buyer which is not accepted on or before the calendar day before the Closing Date shall be revocable at Buyer’s option.  Seller shall encourage Closing Date Employees and Delayed Employees to accept Buyer’s conditional offer of employment.  Seller shall be responsible for (and shall pay) all costs of termination of those Employees who are not listed on Schedule 7.3(a) as employees to be hired by Buyer, or who choose not to accept employment which is offered by Buyer, and whose employment by Seller is subsequently terminated (whether before, at, or following the Closing).  Employees listed on Schedule 7.3(a) who are to be hired by Buyer as set forth therein, and who accept employment with Buyer, shall be referred to herein as the “Transferring Employees.”

(b)           To induce the Employees to be hired by Buyer  to accept such offers of employment, Buyer shall  provide such  Employees with base annual salaries generally comparable to those currently in place with Seller and the Companies, and with cash incentive compensation, vacation and leave policies, health and welfare benefits and 401(k) plan benefits that are in the aggregate, and on an approximate basis, no less favorable than the cash incentive compensation, health and welfare benefits, vacation and leave policies and 401(k) benefit packages provided to Buyer’s employees for similar situated positions, employment levels and geographic locations at Buyer.  To the extent permitted by Buyer’s plans, Buyer shall provide (or cause a Company or other Affiliate thereof to provide) the Employees with such benefits without any waiting periods or limitations or exclusions relating to pre-existing conditions.  For purposes of eligibility and vesting and calculating entitlement for leave and vacation time under any benefits provided by Buyer, Transferring Employees shall be credited with service for the period of their employment with Seller, the Companies or other Affiliate thereof (as applicable) or with any other employer whose employment with which Seller, the Companies or other Affiliate thereof have heretofore credited service for such purposes (collectively, “Past Service”; with applicable Past Service to be determined based upon the hire dates listed on Schedule 3.23(a)), but only to the extent such service was recognized under the corresponding Benefit Plan, and shall provide that any expenses incurred on or before the Closing by or on behalf of any such Employees shall be taken into account under Buyer’s employee medical benefit plans for purposes of satisfying applicable deductibles to the extent applicable for the plan year in which the Closing occurs to the extent of the deductible paid during the portion of the calendar 2015 plan year prior to the Closing under the corresponding medical Benefit Plan; provided, however, that the foregoing shall not apply to the extent it would result in a duplication of benefits.  Buyer agrees to pay (or to cause the Companies or other appropriate Affiliate(s) of Buyer to pay) to the Employees set forth on Exhibit B who become Transferring Employees, the retention bonuses in the amounts, at the times, and upon satisfaction of the conditions set forth on such Exhibit B.  With respect to the June 30, 2015 retention bonuses listed on Exhibit B, the amounts of such bonuses will be reflected as a liability in the estimated and final Closing Date Working Capital.  With respect to the Six Month Pool Retention Bonuses listed on Exhibit B, upon demand by Buyer (which demand shall contain appropriate supporting documentation of payment of the retention bonuses), Seller will promptly reimburse Buyer for the aggregate amount of such retention bonuses actually paid to qualifying Transferring Employees in accordance herewith by Buyer; provided, however, that Seller may instead request (upon not less than fifteen (15) days’ prior written notice to Seller) that Seller advance such amounts to Buyer prior to the time that Buyer must make such payments to such Employees, it being agreed that such request may only be made at such time as (and only to the extent that) Buyer has incurred the obligation to pay such amounts (it being agreed that any such advance payment request must be accompanied by appropriate supporting documentation, and Seller agrees to use such funds solely for the purpose of making such payments to such Transferring Employees).

(c)           Notwithstanding any other provision of this Agreement, Seller shall be liable for, and shall indemnify and hold Buyer, each Company or other Affiliate of Buyer employing the Transferring Employees harmless from and against, any liabilities or obligations relating to Seller’s, either Company’s and their Affiliates’ employees (including the Employees and Transferring Employees) or their dependents, including reasonable attorneys’ fees and disbursements, resulting from (i) any and all claims for life insurance, workers compensation, disability, medical, dental, vision and other health and welfare benefits based on occurrences prior to the Closing, whether such claims are asserted before, on or after the Closing Date, (ii) any and all other health and welfare and fringe benefit claims based on occurrences prior to the Closing, whether such claims are asserted before, on or after the Closing Date, (iii) any and all life insurance, disability, severance (including severance claims based upon the transactions contemplated hereunder), retention, medical or other health and welfare and fringe benefits claims of any individual (or his or her covered dependents) who retired from or terminated employment with Seller, the Companies or other Affiliate prior to the Closing or who died prior to the Closing, whether such claim is asserted before, on or after the Closing Date, (iv) any and all claims related to any severance or other termination benefits provided for by applicable Law or otherwise and arising out of a claim of actual or constructive termination resulting from the consummation of the transactions contemplated hereunder if the termination occurred, or is claimed to have occurred, before or in connection with the Closing, (v) any and all claims related to any compensation arrangement or benefit plan sponsored by Seller (including any liability for any amounts payable thereunder as a result of the execution or performance of this Agreement or on the termination of any Transferring Employee after the Closing in connection therewith), (vi) claims relating to Seller Parent’s stock option, restricted  stock and other equity plans, and (vii) any and all other claims of a similar nature arising from facts or events occurring, or failing to occur, prior to the Closing Date, whether such claim is asserted before, on or after the Closing Date.  Without limiting the generality of the foregoing, Seller shall pay to (i) the Transferring

Employees who have become Transferring Employees as of the Closing Date all accrued vacation of such Transferring Employees as of the Closing Date, and (ii) the Delayed Employees who become Transferring Employees all accrued vacation of such Transferring Employees as of the date they commence employment with Buyer.

(d)           Notwithstanding anything to the contrary contained herein, in no event shall either Company, Buyer or any of their Affiliates be required to provide after the Closing Date, for the benefit of any Employees, any health, dental, pension, 401(k), vacation, sick leave, severance, insurance or other employee benefits which were provided by Seller on or prior to the Closing Date.

(e)           The independent contractor personnel currently providing services to or on behalf of either Company shall be terminated by Seller at or prior to the Closing (except that Seller shall not terminate the engagement of any such personnel until such time as Buyer has identified and made offers to engage the independent contractor personnel who it wishes to engage), and Seller shall be responsible for (and shall pay) all costs (if any) associated with such terminations.

(f)           Nothing in this Section 7.3, express or implied, is intended to confer on any Person (including any Employees or Transferring Employees and any current or former employees of Seller or of either Company) other than the parties hereto and their respective successors and assigns any rights, benefits, remedies, obligations or liabilities under or by reason of this Section 7.3, including any right to continued employment.  This Section 7.3 does not establish, amend or modify any employee benefit plan and it is not intended to nor shall it require Buyer or an Affiliate of Buyer to continue any employee benefit plan or to continue or maintain any other term or condition of employment beyond the time when it otherwise lawfully could be terminated or modified.

SECTION 8
TAX MATTERS

8.1           Tax Indemnification.  Notwithstanding any other provision of this Agreement, the Seller shall be liable for, and shall pay, indemnify and hold harmless the Companies, Buyer and its Affiliates from and against any and all liability for (i) Taxes for any Pre-Closing Tax Period, including, without limitation, any liability for Taxes incurred by Seller or a Company as a result of the transactions contemplated by this Agreement, to the extent such Taxes are not reflected in the Post-Closing Statement, (ii) any Taxes related to a taxable period before the Closing Date pursuant to Section 8.2, and (iii) any Taxes imposed on any member of any affiliated group with which the Seller or the Companies file, have filed or should have filed a Return on a consolidated or combined basis for a taxable period ending on or prior to the Closing Date or for a taxable year that includes the Closing Date (aside from any consolidated or combined group of which Buyer is a member).

8.2           Taxable Period.  For purposes of this Section 8, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date will (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which will be the number of days in the taxable period ending on the Closing Date and the denominator of which will be the number of days in the entire taxable period, and (ii) in the  case of any Tax based upon or related to income or receipts, be deemed equal to the amount that would be payable if the relevant taxable period ended at the close of business on the Closing Date.

8.3           Tax Returns and Payments.

(a)           Periods Ending on or Prior to Closing.  Seller will prepare, or will cause the Companies to prepare, at the expense of Seller, in a manner consistent with prior years except as otherwise required by Law, all Returns required to be filed with respect to the Companies for all taxable periods ending on or prior to the Closing Date that are filed after the Closing Date.  Seller shall provide Buyer with a draft of each such Return at least 30 days prior to the due date for such Return.  Each such Return described in the preceding sentence shall be subject to the prior approval of Buyer, which approval shall not be unreasonably withheld or delayed.  Buyer will timely file, or will cause the Companies to timely file, each such Return, and Seller shall provide to Buyer, at least three Business Days before the due date for such Return, payment for all Taxes shown to be due on such Return.

(b)           Periods Beginning Before and Ending After the Closing.  Buyer will prepare, or will cause the Companies to prepare, at the expense of Buyer, in a manner consistent with prior years except as otherwise required by Law, all Returns required to be filed with respect to the Companies for all taxable periods beginning before and ending after the Closing Date that are filed after the Closing Date.  Buyer shall provide Seller with a draft of each such Return at least 30 days prior to the due date for such Return.  If Seller objects to any item on such Return, it shall, within ten days after the delivery of such Return, notify Buyer in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection.  If a notice of objection shall be duly delivered, Buyer shall consider such objection in good faith and use reasonable best efforts to resolve such items.  Buyer will timely file, or will cause the Companies to timely file, each such Return and to pay all Taxes shown to be due on such Return, provided that Seller will be liable for any and all Taxes shown to be due on such Return allocable to Seller pursuant to Section 8.1 and upon written notice from Buyer, will provide Buyer, not later than ten (10) days following the delivery of copies of such Return to Seller, with sufficient funds for the timely payment of such Tax liability.

8.4           Notification of Inquiry.  If Buyer becomes aware of any official inquiry, examination or proceeding that could result in an official determination with respect to Taxes due or payable for any taxable year or tax period ending on or before the Closing Date, Buyer will promptly so notify the Seller in writing.  If Seller becomes aware of any official inquiry, examination or proceeding that could result in an official determination with respect to Taxes due or payable by a Company, the Seller will promptly so notify Buyer in writing.

8.5           Contest and Settlement.  With respect to the contest and/or settlement of any issue raised in any official inquiry, examination or proceeding that could result in an official determination with respect to Taxes due or payable, for which Buyer or any of its Affiliates will be  entitled to indemnification from Seller hereunder, the provisions of Section 12.2 shall apply; provided, however, (i) the Seller acknowledges in writing that it will be responsible for indemnifying Buyer for any such Taxes; (ii) the Seller shall not settle any Tax issue without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed; and (iii) that if such issue involves any Company taxable year or period beginning on or before the Closing Date, Buyer shall have the right, at its expense, to participate with Seller and its Affiliates in the negotiations with respect to any such issue (and to employ separate counsel of its choice for such purpose, the fees and expenses of which separate counsel shall be borne solely by Buyer) but, notwithstanding such participation, Seller shall control the proceedings and have the sole right to settle such issue provided that any such settlement shall require the consent of Buyer, which consent shall not be unreasonably withheld or delayed.

8.6           Cooperation and Exchange of Information.  The parties hereto will furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Companies as is reasonably necessary for the preparation and filing of any Return, for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment.  The parties hereto further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any taxing authority, or customer of the Companies or any other Person as may be necessary to mitigate, reduce or eliminate a Tax that would otherwise be imposed with respect to the Companies.

8.7           No Recourse to Customers.  In the event any taxing authority will assess any sales, goods and services or other similar Taxes, or in the event Buyer will submit a claim for indemnification with respect to such Taxes hereunder against the Seller, the Seller will have no recourse against, and the Seller will not seek reimbursement from, the customers of the Companies with respect to which such Taxes will have been assessed.

8.8           Transfer Taxes.  Notwithstanding anything to the contrary, the Seller shall be liable for and shall pay any and all transfer, gains, sales, use, recording, registration and other fees, and any similar Taxes which become payable in connection with the transactions contemplated by the Agreement.

8.9           Miscellaneous.  (a) The Seller and Buyer agree to treat all payments made under Section 8, under other indemnity provisions of the Agreement and for any misrepresentations or breach of warranties or covenants as adjustments to the Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof except to the extent that the laws of a particular jurisdiction provide otherwise.

(b)           The Seller shall cause any tax-sharing agreements or arrangements with the Companies (other than the Companies-ADP Tax Matters Agreement) to be terminated as of the Closing Date, with no amounts to be payable after the Closing in respect of such terminated agreements or arrangements.

(c)           Solely for the avoidance of doubt, the purchase and sale contemplated by this Agreement shall not be subject to a Section 338(h)(10) (or equivalent) election under the Code, and Buyer shall not seek to make any such election.  No downward adjustment shall be made to any net operating loss carryover of, or the basis of any asset of, the Companies under the “unified loss rule” of the Consolidated Return Regulations in connection with the sale of the Shares under this Agreement.  If any of the Shares of a Company are “loss shares” for purposes of Treasury Regulations Section 1.1502-36 after taking into account the effects of all applicable Law, then Seller shall make an election pursuant to Treasury Regulations Section 1.1502-36(d)(6)(i)(A) and Section 1.1502-36(e)(5) with respect to the Shares to the extent such election is required to avoid any attribute reduction for such Company (and shall not make an election pursuant to Treasury Regulations Section 1.1502-36(d)(6)(i)(B)).

8.10           Companies-ADP Tax Matters Agreement.  The Companies and ADP shall enter into the Companies-ADP Tax Matters Agreement before the Closing Date.

SECTION 9
CONDITIONS TO THE OBLIGATIONS OF BUYER;
DELIVERIES BY SELLER AND THE COMPANIES

The obligation of Buyer to complete the transactions contemplated by this Agreement on the Closing Date shall be subject to the satisfaction (or waiver by Buyer) of the conditions set forth below.

9.1           Performance.  On or before the Closing Date, Seller and the Companies shall have complied with and duly performed in all material respects the agreements, covenants, terms and conditions to be complied with and performed by them pursuant to this Agreement on or before the Closing Date; provided, however, that with respect to agreements, covenants, terms and conditions that are qualified by materiality, Seller and the Companies shall have complied with and performed such agreements, covenants, terms and conditions, as so qualified, in all respects.  Buyer shall have received a certificate to that effect dated the Closing Date and executed by Seller.

9.2           Representations and Warranties True and Correct; Delivery of Certificates.  Except as set forth in the proviso below, the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (other than those representations and warranties made as of a specific date, which shall be true and correct as of such date); provided, however, notwithstanding the foregoing, the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.4, 4.1, 4.2(a), 4.4, and 4.5 (collectively, the “Fundamental Representations”) shall be true and correct in all respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (other than those representations and warranties made as of a specific date, which shall be true and correct as of such date).  Buyer shall have received a certificate to that effect dated the Closing Date and executed by Seller.

[Note:  because SPA execution and Closing are occurring simultaneously, Buyer is waiving the certificate delivery requirement because it is unnecessary.]

9.3           No Litigation.  No court action or proceeding shall have been instituted to restrain or prohibit the transactions contemplated by this Agreement and the agreements related thereto and at the Closing Date there shall be no Claims, whether or not fully covered by insurance, that could have a Material Adverse Effect, and Buyer shall have received a certificate to that effect dated the Closing Date and executed by Seller.  [Note:  because SPA execution and Closing are occurring simultaneously, Buyer is waiving the certificate delivery requirement because it is unnecessary.]

9.4           Government Approvals.  All government filings, notices, consents and approvals necessary to permit the consummation of the transactions contemplated by this Agreement and the agreements related thereto and set forth on Schedule 9.4 shall have been made or received, as the case may be.

9.5           No Material Adverse Effect.  From the Interim Financial Statements Date to the Closing Date, there shall have been no Material Adverse Effect and Buyer shall have received a certificate to that effect dated the Closing Date and executed by Seller.  [Note:  because SPA execution and Closing are occurring simultaneously, Buyer is waiving the certificate delivery requirement because it is unnecessary.]

9.6           Consents.  A consent or waiver with respect to each of the Required Consents shall have been obtained in writing by Seller or the applicable Company and delivered to Buyer.

9.7           Proceedings.  All proceedings to be taken in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Buyer and its counsel, and Buyer shall have received copies of all such documents and other evidence as it or its counsel may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

9.8           Delivery of Transition Services Agreement.  Seller shall have executed and delivered the Transition Services Agreement.

9.9           Resignations of Directors and Officers.   Buyer shall have received the written resignations, effective as of the Closing Date, of all of the directors and officers of the Companies.

SECTION 10
CONDITIONS TO SELLER’S OBLIGATION; DELIVERIES BY BUYER

The obligation of Seller to consummate the transactions contemplated by this Agreement on the Closing Date shall be subject to the satisfaction (or waiver by Seller) of the conditions set forth below.

10.1           Performance.  On or before the Closing Date, Buyer shall have complied with and duly performed in all material respects the agreements, covenants, terms and conditions to be complied with and performed by it pursuant to this Agreement on or before the Closing Date; provided, however, that with respect to agreements, covenants, terms and conditions that are qualified by materiality, Buyer shall have complied with and performed such agreements, covenants, terms and conditions, as so qualified, in all respects. Seller shall have received a certificate to that effect dated the Closing Date and executed by a corporate officer of Buyer.

10.2           Representations and Warranties True and Correct; Delivery of Certificate.  Except as set forth in the proviso below, the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (other than those representations and warranties made as of a specific date, which shall be true and correct as of such date); provided, however, notwithstanding the foregoing, the representations and warranties set forth in Sections 5.1, 5.2(a) and 5.4 shall be true and correct in all respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date (other than those representations and warranties made as of a specific date, which shall be true and correct as of such date).  Seller shall have received a certificate to that effect dated the Closing Date and executed by a corporate officer of Buyer.  [Note:  because SPA execution and Closing are occurring simultaneously, Seller is waiving the certificate delivery requirement because it is unnecessary.]

10.3           No Litigation.  No court action or proceeding shall have been instituted to restrain or prohibit the transactions contemplated by this Agreement and the agreements related thereto, and Seller shall have received a certificate to that effect dated the Closing Date and executed by a corporate officer of Buyer.  [Note:  because SPA execution and Closing are occurring simultaneously, Seller is waiving the certificate delivery requirement because it is unnecessary.]

10.4           Government Approvals.  All government filings, notices, consents and approvals necessary to permit the consummation of the transactions contemplated by this Agreement shall have been made or received, as the case may be.

10.5           Proceedings.  All proceedings to be taken in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Seller and its counsel, and Seller shall have received copies of all such documents and other evidence as they or their counsel may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

10.6           Delivery of Transition Services Agreement.  Buyer shall have executed and delivered the Transition Services Agreement.

10.7           Companies-ADP Tax Matters Agreement.  The Companies and ADP shall have entered into the Companies-ADP Tax Matters Agreement.

10.8           Purchase Price.  Seller shall have received the Purchase Price from Buyer.

SECTION 11
TERMINATION, AMENDMENT AND WAIVER

11.1           Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)           by the mutual written consent of Buyer, Seller and the Companies;

(b)           by Buyer by written notice to Seller and the Companies if:

(i)           Buyer is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller or either Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 9 and such breach, inaccuracy or failure has not been cured by Seller or the applicable Company, as applicable, within ten calendar days of Seller’s or such Company’s receipt of written notice of such breach from Buyer; or

(ii)           any of the conditions set forth in Section 9 or Section 10 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by May 21, 2015, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by Buyer prior to the Closing;

(c)           by Seller by written notice to Buyer if:

(i)           Seller and each Company are not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 10 and such breach, inaccuracy or failure has not been cured by Buyer within ten calendar days of Buyer’s receipt of written notice of such breach from Seller; or

(ii)           any of the conditions set forth in Section 9 or Section 10 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled by May 21, 2015, unless such failure shall be due to the failure of Seller or either Company to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by Seller or either Company prior to the Closing; or

(d)           by Buyer or Seller in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued an Order restraining or enjoining the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable.

11.2           Effect of Termination.  In the event of termination of this Agreement as provided in Section 11.1, this Agreement shall be of no further force or effect and there shall be no liability on the part of any party with respect hereto except that the provisions of this Section 11.2 and Sections 1, 3, 4, 5, 11 and 12 hereof shall survive any such termination and nothing herein will relieve any party from liability for any willful breach of this Agreement.

11.3           Amendment.  This Agreement may not be amended or modified except by an instrument in writing executed on behalf of each of the parties hereto.

11.4           Waiver.  At any time prior to the Closing Date, Buyer, on the one hand, and the Seller and the Companies, on the other hand, may, by written instrument executed on their behalf, (i) extend the time for performance of any of the covenants or other agreements or obligations of any other party or (ii) waive compliance with any of the covenants or other agreements or obligations of any other party, or any such other party’s breach of any of its representations or warranties.  Any such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of any party to perform its obligations under this Agreement.

SECTION 12
INDEMNIFICATION

12.1           Indemnification.  Subject to the limitations and provisions of Section 12.3 hereof:

(a)           Seller shall indemnify, defend and hold harmless Buyer and its Affiliates (including, after the Closing, the Companies) and the officers, directors, managers, employees, members, partners, stockholders, agents, and other representatives of Buyer and such Affiliates (collectively, the “Buyer Indemnitees”) from, against and in respect of, and pay or reimburse the Buyer Indemnitees for, any and all costs, amounts, payments, losses, Claims, damages, hearings, charges, complaints, demands, Orders, decrees, rulings, directions, fines or liabilities (including, without limitation, reasonable attorneys’ fees, interest and any penalties) (collectively, “Losses”), whether or not resulting from any third party claims, incurred or suffered by the Buyer Indemnitees with respect to or in connection with:

(i)           the failure of any representation or warranty made in or pursuant to this Agreement or the Schedules or Exhibits hereto or in any other agreements, certificates or documents delivered in connection with the Closing pursuant hereto or thereto by Seller or the Companies to be true and correct in all material respects as of the date of this Agreement and as of the Closing Date; provided, however, that for purposes of determining the amount of any Losses that are indemnifiable under this Section 12.1(a)(i), each such representation and warranty shall be read without regard and without giving effect to any materiality or Material Adverse Effect or similar standard or qualification contained therein (as if such standard or qualification were deleted from such representation or warranty), but except for purposes of Section 12.3(b), the materiality or Material Adverse Effect or similar standards or qualifications contained in such representations and warranties will be considered for purposes of determining whether or not there has been a breach of such representation and warranty prior to determining the amount of any Losses; or

(ii)           any breach or nonfulfillment of any covenant or obligation of Seller or either Company under this Agreement or under any other agreements, certificates or documents delivered in connection with the Closing pursuant hereto or thereto by Seller or either Company (other than the Commercial Agreements, the Transition Services Agreement and the Companies-ADP Tax Matters Agreement, which shall be governed by their own terms and conditions), provided that this clause (ii) shall not be applicable to any such breach or nonfulfillment by either Company that shall occur after the Closing.

(b)           Buyer shall indemnify, defend and hold Seller and its Affiliates (including, prior to  the Closing, the Companies) and officers, directors, managers, employees, members, partners, stockholders, agents, and other representatives of Buyer and such Affiliates (collectively, the “Seller Indemnitees”) harmless from, against and in respect of, and pay and reimburse the Seller Indemnitees for, any and all Losses, whether or not resulting from any third party claim, incurred or suffered by the Seller Indemnitees with respect to or in connection with:

(i)           the failure of any representation or warranty made in or pursuant to this Agreement or the Schedules or Exhibits hereto or in any other agreements, certificates or documents delivered in connection with the Closing pursuant hereto or thereto by Buyer to be true and correct in all respects as of the date of this Agreement and as of the Closing Date; or

(ii)           any breach or nonfulfillment of any covenant or obligation of Buyer under this Agreement or under any other agreements, certificates or documents delivered in connection with the Closing pursuant hereto or thereto by Buyer (other than the Transition Services Agreement and the Companies-ADP Tax Matters Agreement, which shall be governed by their own terms and conditions).

(c)           In order to obtain the benefits of the indemnifications provided herein, each Indemnified Party must take all reasonable steps to mitigate its Losses upon and after becoming aware of any event that could reasonably be expected to give rise to any claim for indemnification under this Section 12. The reasonable, out-of-pocket costs and expenses of any such mitigation shall constitute additional Losses subject to indemnification.

12.2           Indemnification Procedure.

(a)           Promptly after the party or parties seeking indemnification (the “Indemnified Party”) learns of any event or circumstance, including, without limitation, any claim by a third party described in Section 12.2(c) hereof, that, in the judgment of the Indemnified Party, may give rise to indemnification under Section 12.1 or 8.1 hereof, the Indemnified Party shall deliver to the party or parties from which indemnification is sought (the “Indemnifying Party”) a certificate (the “Certificate”), which Certificate shall:

(i)           state that the Indemnified Party has incurred or properly accrued Losses, or anticipates that it will incur Losses for which such Indemnified Party is entitled to indemnification pursuant to this Agreement, and the actual or estimated amount of the Loss or Losses incurred or accrued; and

(ii)           specify in reasonable detail each individual item of Loss included in the amount so stated, the date such item was incurred or properly accrued, the basis for any anticipated Loss or Losses and the nature of the misrepresentation, breach of warranty or breach of covenant or claim to which each such item is related and the computation of the amount to which such Indemnified Party claims to be entitled hereunder, provided, however, that any failure or delay by the Indemnified Party in delivering a Certificate to the Indemnifying Party shall not affect the Indemnified Party’s right to indemnification under this Agreement, except to the extent that the Indemnifying Party is able to establish its damages resulting directly from such failure or delay.

(b)           In case the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim described in any Certificate, the Indemnifying Party shall, within thirty (30) days after receipt by the Indemnifying Party of such Certificate, deliver to the Indemnified Party a written notice to such effect and the Indemnifying Party and the Indemnified Party shall, within the thirty-day period beginning on the date of receipt by the Indemnified Party of such written objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims to which the Indemnifying Party shall have so objected.  In the event such claim is in respect of a third-party claim against the Indemnified Party, the Indemnifying Party shall take such actions as are required pursuant to Section 12.2(c) hereof, provided that the Indemnifying Party’s objection against its liability for indemnification shall remain subject to determination under this Section 12.2(b).  If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement.  Should the Indemnified Party and the Indemnifying Party be unable to agree as to any particular item or items or amount or amounts, then the Indemnified Party and the Indemnifying Party shall submit such dispute to arbitration pursuant to the provisions of Section 13.4.

(c)           Promptly after the assertion by any third party of any claim against any Indemnified Party that, in the judgment of such Indemnified Party, may result in the incurrence by such Indemnified Party of Losses for which such Indemnified Party would be entitled to indemnification pursuant to this Agreement, such Indemnified Party shall deliver a Certificate in accordance with Section 12.2(a) hereof and the Indemnifying Party may, at its option, assume the defense of the Indemnified Party against such claim (including the employment of counsel, who shall be reasonably satisfactory to such Indemnified Party, and the payment of expenses).  Notwithstanding the foregoing, under no circumstances shall the Indemnifying Party be entitled to assume the defense of a third-party claim if such claim could reasonably result in criminal proceedings or liability for any of the Buyer Indemnitees; provided, however, that in the event of any such claim, the Indemnifying Party shall have the right to participate in such defense at its sole cost and expense.  Any Indemnified Party shall have the right to employ separate counsel in any such action or claim and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the Indemnifying Party unless the named parties to any such action (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party and such Indemnified Party shall have been advised in writing by such counsel that there may be one or more legal defenses available to either party and that the assertion (or nonassertion) by the Indemnifying Party of any of such defenses will be adverse to the interests of the Indemnified Party.  No Indemnifying Party shall be liable to indemnify any Indemnified Party for any settlement of any such action or claim by the Indemnified Party effected without the consent of the Indemnifying Party, but if settled with the consent of the Indemnifying Party, or if there be final judgment for the plaintiff in any such action, the Indemnifying Party shall indemnify and hold harmless each Indemnified Party from and against any Loss or Losses by reason of such settlement or judgment.  After any such claim has been filed or initiated, each party shall make available to the other and its attorneys and accountants all pertinent information under its control relating to such claim which is not confidential or proprietary in nature or which is made available under the terms of a confidentiality agreement or is delivered or obtained under appropriate protective orders satisfactory to such party and the parties agree to render to each other such assistance as they may reasonably require of each other in order to facilitate the proper and adequate defense of any such claim.

(d)           No Indemnifying Party shall have the right to compromise or settle a third party claim the defense of which it shall have assumed pursuant to Section 12.2(c) except with the consent of the Indemnified Person (such consent not to be unreasonably withheld, delayed or conditioned).  Any such settlement or compromise made or caused to be made of a third party claim in accordance with this Section 12 shall be binding on the Indemnified Party in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise.  For the avoidance of doubt, the Indemnified Party’s failure to consent to any such settlement or compromise shall be deemed unreasonable if such settlement or compromise (1) provides for an unconditional release of the Indemnified Party from liability with respect to such third party claim, (2) does not require the Indemnified Person to make any payment that is not fully indemnified under this Agreement or to be subject to any unreasonable non-monetary remedy and (3) in the case of a claim related to Taxes, will not adversely affect the Indemnified Party for any subsequent taxable year not covered by the indemnity.  If the Indemnified Party unreasonably withholds a consent required by this Section 12.2(d) to the terms of a compromise or settlement of a third party claim proposed to the Indemnified Party by the Indemnifying Party, the Indemnifying Party’s obligation to indemnify the Indemnified Party for such third party claim (if applicable) shall not exceed the total amount that had been proposed in such compromise or settlement offer plus the amount of all expenses incurred by the Indemnified Party with respect to such third party claim through the date on which such consent was requested.

(e)           Within five (5) Business Days of the determination of the amount of any (i) claims for Losses specified in any Certificate to which an Indemnifying  Party shall not object in writing within thirty (30) days of receipt of such Certificate, (ii) claims for Losses covered by a memorandum of agreement of the nature described in Section 12.2(b) hereof, (iii) claims for Losses the validity and amount of which have been the subject of judicial determination as described in such Section 12.2(b) or (iv) claims for Losses the validity and amount of which shall have been the subject of a final judicial determination as described in Section 12.2(c) hereof, in each case, the Indemnifying Party shall pay such determined amount in immediately available funds to the Indemnified Party by such means of payment as shall be requested by the Indemnified Party not less than one (1) Business Day prior to such payment.

12.3           Limitations on Indemnification.

(a)           The indemnification obligations of the parties hereto under Sections 12.1(a)(i) and 12.1(b)(i) hereof shall expire on the “Indemnification Expiration Date”, which date shall be (i) in the case of indemnification obligations arising from the breach of any representation, warranty or covenant set forth in Sections 3.10, 3.24,  3.25 or  8, the date that is sixty days following the expiration of all statutes of limitation (including any extensions or waivers thereof) with respect thereto that could be brought by any Governmental Authority or other Person related to such matters, and (ii) in the case of all other indemnification obligations (other than indemnification obligations arising from the breach of any Fundamental Representations, which shall survive indefinitely), the date which is eighteen (18) months from the Closing Date; provided that all such obligations shall survive with respect to, and to the extent of, any claim for which a Certificate shall have been delivered to the Indemnifying Party prior to the Indemnification Expiration Date until such claim shall have been finally resolved in accordance with the terms of this Section 12; and further provided, that Seller’s indemnification obligations with respect to any breach of Section 3.10 or Section 8 hereof shall survive with respect to, and to the extent of, any possible claim for which a Company or Buyer shall have received written notice prior to the Indemnification Expiration Date from the IRS or any other taxing authority that such taxing authority intends to conduct an audit or other investigation regarding any Tax matters of either or both of the Companies, even if the precise nature and amount of such possible claim is not known by the Companies or Buyer prior to the Indemnification Expiration Date.

(b)           Notwithstanding anything to the contrary herein, Seller shall not be liable in respect of any Losses arising from any breach of the Basket-Eligible Representations and Warranties unless and until the aggregate cumulative amount of Losses claimed hereunder exceeds the Indemnification Deductible, in which case Seller shall be liable only for such excess over the Indemnification Deductible, it being understood that Losses resulting from fraud committed by Seller hereunder are excluded, shall not be subject to or applied against the Indemnification Deductible, and shall be paid by Seller dollar for dollar from dollar one.

(c)           The maximum liability of Seller for Losses pursuant to Section 12.1(a)(i) of this Agreement shall be  the Indemnification Cap, it being understood that Losses resulting from fraud committed by Seller hereunder are excluded and shall not be subject to or applied against the Indemnification Cap.

(d)           Except with respect to the matters covered in the next succeeding sentence of this Section 12.3(d), each party hereto hereby acknowledges and agrees that such party’s sole and exclusive remedy with respect to any and all Losses relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Section 12 and Section 8.  Notwithstanding the foregoing, (i) Buyer shall have the right to seek injunctive relief in accordance with Section 13.4(c) and (ii) in no event shall the limitations set forth in this Section 12.3(d) apply to Losses that result from fraud committed by Seller hereunder.

(e)           Anything herein to the contrary notwithstanding, except in the case of fraud committed by Seller hereunder, no breach of any representation, warranty, covenant or obligation contained herein shall give rise to any right on the part of Buyer, after the consummation of the purchase and sale of the Shares contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

(f)           In no event shall Losses include (i) any incidental, consequential, indirect or special losses or damages (including lost profits, lost revenues and loss of business), whether foreseeable or not, whether occasioned by any failure to perform or the breach of any representation, warranty, covenant or other obligation under this Agreement or any Ancillary Agreement for any cause whatsoever, other than with respect to any such losses or damages that result from fraud by Seller or that are asserted by a third party against an unaffiliated Indemnified Party in connection with such  third-party claim (i.e., so that such third party’s claims for incidental, consequential, indirect or special losses or damages would, if successfully asserted, constitute an Indemnified Party’s direct losses or damages), or (ii) fees and expenses of more than one firm of counsel (other than reasonably required local counsel) with respect to any claim or claims for indemnification pursuant this Section 12 arising out of the same general allegations or circumstances.

(g)           Any Losses hereunder shall be determined without duplication of the amount of recovery by reason of the facts giving rise to such indemnification claim based upon a breach of more than one representation, warranty, covenant or obligation under this Agreement.

(h)           To the extent that Seller breaches any representation or warranty set forth in Sections 3.20, 3.23 or 3.24 relating to its compliance with any Laws prior to the Closing, Losses for any such breach shall be limited to Losses accruing prior to the Closing and shall not include any Losses as a result of the operation of the Companies after the Closing regardless of whether Buyer relies on the prior acts or omissions of Seller in operating the Companies after the Closing.

(i)           Seller shall have no liability for  indemnification with respect to any Losses on account of any liability specifically accrued for on the Post-Closing Statement to the extent that the amount of such liability does not exceed the amount accrued therefor on the Post-Closing Statement, and no such Losses below the accrued amount on the Post-Closing Statement shall be applied against the Indemnification Deductible or the Indemnification Cap.

(j)           Buyer acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to the Companies, and in no event shall Seller or any Affiliate thereof have any liability for indemnification with respect to Losses resulting from Seller’s unintentional breach of a representation or warranty (other than the Fundamental Representations) to the extent Buyer, prior to Closing, had Buyer Knowledge (i) of the particular facts or circumstances that constituted the breach; and (ii) that the particular facts or circumstances constituted a breach. For purposes of this Section 12.3(j), “Buyer Knowledge” shall mean the actual (not imputed) knowledge, after due inquiry, of Jeffrey Coats, Kimberly Boren, John Skocilic, Phil Dupree, John Steerman, Tara Wagoner, Billy Ferriolo, Scott Pechstein, Ralph Smith and Wes Ozima.

(k)           All indemnification payments made under this Agreement shall be treated by the parties hereto as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

SECTION 13
MISCELLANEOUS

13.1           Notices.  All notices, requests, demands and other communications pursuant to this Agreement shall be in writing, addressed to the address of the parties stated below or to such changed address as such party may have fixed by notice, and shall be deemed to have been given and received: (i) the same day, if by hand delivery, (ii) the next Business Day, if by overnight courier, (iii) five days after mailed, in any general or branch United States Post Office, enclosed in a registered or certified post-paid envelope, return receipt requested or (iv) upon confirmation of receipt, if by facsimile transmission:

If to either or both of the Companies prior to the Closing, or to Seller, to:

CDK Global, LLC
1950 Hassell Road
Hoffman Estates, IL  60169
Attn: Chief Executive Officer
Fax No.  (847) 781-9873

With a copy to:

CDK Global, LLC
1950 Hassell Road
Hoffman Estates, IL  60169
Attn:  General Counsel
Fax No.:  (847) 781-9873

If to Buyer, to:

Autobytel Inc.
18872 MacArthur Blvd., Suite 200
Irvine, CA  92612-1400
Attention:           Glenn E. Fuller
                              Executive Vice President, Chief Legal and Administrative Officer and Secretary
Fax No.:  (949) 862-1323

With a copy (which shall not constitute notice) to:

Drinker Biddle & Reath LLP
105 College Road East
Princeton, NJ  08542-0627
Attention: James Biehl, Esq.
Fax No.:  (609) 799-7000

Any notice of change of address shall be effective only upon receipt.

13.2           Entire Agreement.  This Agreement, including the Schedules and Exhibits hereto, sets forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of every kind and nature among them, but excluding the Non-Disclosure Agreement dated December 31, 2014 between Seller and Buyer.  No party hereto shall be bound by any representation, warranty, covenant, term or condition other than as expressly provided for in this Agreement.

13.3           Governing Law.  This Agreement and its validity, construction and performance shall be governed in all respects by the laws of the State of Delaware, without giving effect to principles of conflicts of Law (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

13.4           Dispute Resolution, Forum.

(a)           The parties hereto consent to and agree that any dispute or claim arising out of, or in any way related to, this Agreement shall be submitted to binding arbitration in the Arbitration Venue, and conducted in accordance with the Arbitration Organization’s rules of practice then in effect or such other procedures as the parties hereto may agree in writing, and the parties expressly waive any right they may otherwise have to cause any such action or proceeding to be brought or tried elsewhere.  The parties further agree that (i) any request for arbitration shall be made in writing and must be made within a reasonable time after the claim, dispute or other matter in question has arisen; provided, however, that in no event shall the demand for arbitration be made after the date that institution of legal or equitable proceedings based on such claim, dispute, or other matter would be barred by the applicable statute(s) of limitations; (ii) the appointed arbitrator must be a former or retired judge or attorney at law with at least ten (10) years’ experience in commercial matters; (iii) costs and fees of the arbitrator shall be borne by the parties equally, unless the arbitrator or arbitrators determine otherwise; (iv) depositions may be taken and other discovery may be obtained during such arbitration proceedings to the same extent as authorized in civil judicial proceedings; and (v) the award or decision of the arbitrator, which may include equitable relief, shall be final, and judgment may be entered on such award in accordance with applicable Law in any court having jurisdiction over the matter. The arbitrator shall be required to follow applicable Law in rendering the arbitrator’s decision.

(b)           BUYER, THE COMPANIES AND SELLER HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND/OR ANY OF THE ANCILLARY AGREEMENTS AND/OR OTHER DOCUMENTS EXECUTED AND/OR DELIVERED IN CONNECTION HEREWITH.

(c)           The parties acknowledge and agree that money damages may not be a sufficient remedy for a breach of certain provisions of this Agreement, including but not limited to Section 6.5, and accordingly, a non-breaching party may be entitled to specific performance and injunctive relief as remedies for such violation. Accordingly, the parties agree that a non-breaching party may seek relief in a court of competent jurisdiction for the purposes of seeking equitable relief (including specific performance) hereunder, notwithstanding Section 13.4(a)(v), and that such remedies shall not be deemed to be exclusive remedies for a violation of the terms of this Agreement but shall be in addition to all other remedies available to the non-breaching party at Law or in equity.

(d)           In any action, or other proceeding by which a party either seeks to enforce its rights under this Agreement, or seeks a declaration of any rights or obligations under this Agreement, whether an arbitration under Section 13.4(a) or an equitable action in a court of competent jurisdiction under Section 13.4(c), the prevailing party will be entitled to reasonable attorneys’ fees, and subject to Section 13.4(a), reasonable costs and expenses incurred to resolve such dispute and to enforce any final judgment.

13.5           Severability.  If any provision of this Agreement or the application of any provision hereof to any Person or circumstances is held invalid, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby.

13.6           Assignability.  Neither this Agreement, nor any of the rights or obligations hereunder, may be assigned by any party hereto without the prior written consent of the other parties hereto.  This Agreement and its rights and obligations shall be binding upon and inure to the benefit of the parties hereto and the respective successors and permitted assigns of each party.

13.7           Counterparts; Headings.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

13.8           Survival of Representations, Warranties and Covenants.  The parties hereto each agree that all representations, warranties and covenants contained herein shall survive the execution and delivery of this Agreement.

13.9           Public Announcement.  Neither Buyer, on the one hand, nor Seller and the Companies, on the other hand, will issue or permit any of its Affiliates, agents, directors, officers or employees to issue, any press release or public filing or other public announcement concerning the transactions contemplated hereby without the prior written consent of the other; provided, however, that nothing contained herein shall prevent Seller, the Companies or Buyer from furnishing any required information to or making a filing with any Governmental Authority or otherwise complying with its legal obligations or securities exchange rules and/or other requirements.  If any party hereto is required to furnish information to or make a filing with a Governmental Authority that would be publicly available, the parties shall use reasonable efforts to consult with each other in advance as to the contents and timing thereof, but no party shall have any right to approve or consent to any such public statement or filing.  Notwithstanding the foregoing, (a) each party hereto hereby consents to the other’s disclosure of the transactions contemplated by this Agreement and the terms of such transactions in public announcements and filings with Governmental Authorities and the filing of this Agreement and Ancillary Agreements with Governmental Authorities, if required to be disclosed or filed by a party and if there is no opportunity for such notification and (ii) following any such disclosure by a party, such party and the other parties shall be permitted to disclose substantially similar information in public announcements and filings with Government Authorities without restriction or obligation to consult with the other party under this Agreement.  Without limiting the foregoing, the parties agree that they will issue joint press releases acceptable to each party upon execution of this Agreement and upon the Closing announcing the entering into this Agreement and the closing of the transactions contemplated hereby.

13.10           Expenses.  Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including without limitation the fees and disbursements of the counsel, accountants or auditors retained by each party in connection with the negotiation, preparation, execution and performance of this Agreement, or any other document, agreement or requirement contemplated by or resulting from the transactions described in this Agreement) shall be paid by the party incurring such costs and expenses prior to the Closing Date, except as otherwise expressly provided herein.

IN WITNESS WHEREOF, Buyer, the Companies and Seller have duly executed and delivered this Agreement as of the day and year first written above.

CDK GLOBAL, LLC

By /s/ Lee J. Brunz
Name: Lee J. Brunz
Title: President and Secretary

DEALIX CORPORATION

By /s/ Lee J. Brunz
Name: Lee J. Brunz
Title: President and Secretary

AUTOTEGRITY, INC.

By /s/ Lee J. Brunz
Name: Lee J. Brunz
Title: President and Secretary

AUTOBYTEL INC.

By /s/ Jeffrey H. Coats
Name: Jeffrey H. Coats
Title: President and Chief Executive Officer

Exhibit A

Form of Transition Services Agreement

TRANSITION SERVICES AGREEMENT

by and among

CDK Global, LLC (the “Seller”)

and

Autobytel Inc. (the “Buyer”)

May 21, 2015

TRANSITION SERVICES AGREEMENT

This Transition Services Agreement (this “Agreement”), dated as of May 21, 2015, is entered into by and between CDK Global, LLC, a Delaware limited liability company (“Seller”), and Autobytel Inc., a Delaware corporation (“Buyer”).

Recitals

A.           Buyer and Seller entered into a Stock Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), pursuant to which Buyer has agreed to acquire from Seller the Shares of the Companies (as such terms are defined in the Purchase Agreement).

B.           Seller’s operations, other than the Companies, currently provide certain support services to the Companies, and Buyer wishes that Seller continue to provide certain of such services to Buyer on a transitional basis after the Closing, and Seller wishes to provide such services or cause such services to be provided for a limited duration, all as more fully set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I – Definitions

1.1           As used in this Agreement, the following terms have the meanings set forth or referenced below:

“Affiliate” means any Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, the Person specified. For purposes of this definition, “controlling” (including, with correlative meanings, “controlled by” and “control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock or other equity interests, as an officer, director, trustee or executor, by contract or otherwise.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by law or executive order to close.

“Effective Date” has the meaning set forth in Section 3.1.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity.

“Service” or “Services” means (a) the applicable service or services listed in Schedule A to this Agreement, and (b) any other services that Buyer and Seller mutually agree in writing to be provided or obtained hereunder.

“Service Provider” means (a) Seller, when Seller or any Affiliate of Seller is providing to or obtaining for Buyer a particular Service pursuant to Section 2.1, or (b) any third party that is providing a Service to Seller, the benefit of which is provided by Seller to Buyer pursuant to Section 2.1.

“Subsidiary” means any Person directly or indirectly controlled by the Person specified.

        1.2          The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.3           Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

1.4           The terms “Dollars” and “$” shall mean United States Dollars.

1.5           References herein to a specific Article, Section, Subsection or Schedule shall refer, respectively, to Articles, Sections, Subsections or Schedules of this Agreement, unless the express context otherwise requires.

1.6           Wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.”

1.7           All capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Purchase Agreement, which meanings are incorporated herein by reference.

Article II – Services

2.1           On the terms and subject to the conditions of this Agreement, Seller hereby agrees to provide or cause one or more of its Affiliates or a third party that is providing a Service to Seller or to any Seller Affiliate to provide each of the Services to Buyer for the term applicable to such Services as set forth on Schedule A hereto.

2.2           In the event any of the Services include billing services on behalf of the Companies, Seller shall provide Buyer and its authorized representatives with all information in the possession of Seller reasonably relating to applicable sales and use tax collection, remittance and accounting and other obligations with respect to such transactions billed pursuant to this Agreement. Seller and Buyer shall reasonably cooperate with respect to such sales and use tax collection, remittance, accounting and other obligations, including audits with respect thereto.

Article III – Term of Agreement

3.1           Subject to Article VI, this Agreement shall commence on the date of this Agreement (which shall be concurrent with the Closing) (the “Effective Date”), and shall terminate with respect to each Service on that date specified in Schedule A for such Service. At such time as the term for all Services have terminated, this Agreement shall terminate in its entirety.

3.2           Neither the termination of this Agreement with respect to a Service pursuant to Article VII nor the expiration of this Agreement with respect to a Service pursuant to Section 3.1 shall affect: (a) the liability of a party for breach of this Agreement; (b) the obligations of a party to make payments when due hereunder; (c) the rights and obligations of the parties with respect to any other Service for which the term thereof has not expired or been terminated; or (d) the provisions contained in Articles IV, V, VII, VIII, IX and X and the related definitions, each of which shall survive the termination or expiration of this Agreement.

Article IV – Pricing and Payment

4.1           Subject to Sections 4.2 and 4.3, each Service rendered pursuant to this Agreement shall be charged to and payable by Buyer at the prices set forth in the completed Schedule A related to such Service.

4.2           In the event that Buyer requests Seller to: (i) make any change to a Service that would cause such Service to no longer be provided in substantially the manner and to the extent that it was provided by a Service Provider to the Business prior to the Effective Date; or (ii) provide any service that does not constitute a Service and that was not provided by the Seller prior to the Effective Date, Seller may undertake or may cause a Service Provider to undertake to make such change or provide such service if Buyer and Seller mutually agree, each in its reasonable discretion, to terms and conditions for such changed or additional services. The price charged by Seller to Buyer for such changed or additional Service shall be set forth on a supplemental Schedule A.

4.3           All fees and expenses payable by Buyer shall be due and payable within the period specified on Schedule A or, if not specified, 30 days of the date on which the obligation of the Buyer accrues. Late payments will bear interest at the lesser rate of 1.5% per month or the maximum rate permitted by law on any unpaid amount due to the Seller for each month (or fraction thereof) that such amount remains unpaid. In the case of disputed invoices, Buyer will not be obligated to pay that portion of the invoice that is reasonably in dispute until the dispute is resolved.

Article V – Warranty and Liability

5.1           Seller warrants that the Services performed by Seller or a Seller Affiliate shall be performed in a workmanlike manner by individuals qualified for the tasks to which they are assigned and at a quality consistent with that provided to the Business by Seller or its Affiliate with respect to a particular Service prior to the date hereof (but in no event to be less than a commercially reasonable level of quality for such particular Service).

5.2           During the term of any applicable Service, upon Buyer’s written request, Seller shall use commercially reasonable efforts to pursue any warranty or indemnity under any contract with a third party Service Provider on Buyer’s behalf and at Buyer’s request with respect to any Service provided to Buyer by any third party Service Provider. Buyer shall reimburse Seller for all reasonable out-of-pocket costs incurred by Seller in connection with pursuing any such warranty or indemnity.

Article VI – Intellectual Property Rights

6.1           Except as is necessary for Seller to provide the Services to Buyer, neither party shall be deemed to have granted to the other party under this Agreement any licenses to use registered trademarks or other service marks, trademarks, trade names or trade dress of the other party (collectively, the “Marks”).

6.2           Each party agrees that the other party shall retain all right, title and interest in and to all property, products, and intellectual property that such other party brings to this Agreement.

6.3           Each party acknowledges that any enhancements to property, products or intellectual property of the other party shall remain with the other party, and that no enhancements shall be a “work made for hire.”

Article VII -- Termination

7.1           This Agreement is a master agreement and shall be construed as a separate and independent agreement for each and every Service provided under this Agreement. Any termination or expiration of this Agreement with respect to any Service shall not terminate this Agreement with respect to any other Service then being provided under this Agreement.

7.2           Subject to Section 7.1 hereof, upon written notice either party may terminate this Agreement with respect to any Service if there has occurred a material breach of this Agreement by the other party with respect to such Service, unless within a period of 30 days after receipt of such notice the breaching party remedies the breach. For so long as a material breach is not remedied, the non-breaching party may choose to suspend its own performance with respect to such Service.

7.3           Upon the expiration or termination of this Agreement with respect to any Service, all rights under this Agreement to receive such Service will cease.

7.4           Except as otherwise provided in Schedule A with respect to a particular Service, Buyer may terminate this Agreement for any reason with respect to any Service upon 30 days’ prior written notice to Seller.

Article VIII – Confidentiality

8.1           Each party (the “receiving party”) acknowledges that it may receive, during the term of this Agreement, certain confidential information belonging to the other party (the “disclosing party”). As used in this Agreement, the term “Confidential Information” means any and all trade secrets and other confidential information and know-how related directly or indirectly to the disclosing party’s business or its products, including but not limited to any information regarding customer accounts, pricing or cost data, internal procedures, systems and methods, financial data, customer service information, marketing information and all other information relating to the disclosing party, its business, technologies, developments, inventions, improvements or its products that is not generally available to the public. “Confidential Information” does not include information to the extent it: (a) is or becomes generally available to the public other than as a result of an unauthorized disclosure by the receiving party or its representatives; (b) becomes available to the receiving party on a non-confidential basis from any source other than the disclosing party, which source has represented (and which the receiving party has no reason to disbelieve after due inquiry) is entitled to disclose it; (c) is known by the receiving party (as evidenced by business records of the receiving party or otherwise) prior to its disclosure by the disclosing party (it being agreed that Confidential Information acquired by Buyer from Seller pursuant to the Purchase Agreement shall not be deemed to fall under this exception); or (d) is developed by the receiving party independently without reference to any Confidential Information of the disclosing party.

8.2           Each party recognizes that Confidential Information of the other is proprietary to the disclosing party and very valuable. Therefore, each party shall hold the other’s Confidential Information in strict confidence and shall not use or disclose any Confidential Information, or permit any person to examine or copy any Confidential Information, regardless of the manner in which the receiving party gained access to it, except as necessary for the performance of the receiving party’s obligations under this Agreement or as required by law.

8.3           Promptly upon the later of the expiration or termination of this Agreement, or as otherwise requested by the disclosing party, the receiving party shall, at its option: (a) return to the disclosing party all materials in the receiving party’s possession or control that represent or contain Confidential Information; or (b) destroy such materials, in which case the Receiving Party shall certify to the Disclosing Party that such documents have been destroyed. The disclosing party shall not demand during the term of this Agreement the return of Confidential Information necessary for the receiving party to perform its obligations or to realize the benefits of this Agreement. Notwithstanding the foregoing, each party shall be entitled to retain any such materials containing Confidential Information of the other as may be required by law or by generally accepted accounting standards; provided, however, that the receiving party shall continue to hold such materials in strict confidence and at the end of such period, shall return such materials to the disclosing party in accordance with this provision.

8.4           All obligations of the parties relating to Confidential Information of the other shall survive the expiration or termination of this Agreement and continue as to all information as long as it constitutes Confidential Information as defined in this Section. Each party shall be entitled to seek specific performance of the restrictions contained in this Agreement.

Article IX – Limitation of Liability; Indemnity

9.1           WITH RESPECT TO EACH CLAIM OR CAUSE OF ACTION (IF ANY) AS BETWEEN BUYER AND SELLER ARISING UNDER THIS AGREEMENT, IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR: (A) LOST PROFITS, LOST SAVINGS, LOSS OF USE OF DATA OR LOSS OF DATA OR (B) ANY INCIDENTAL, CONSEQUENTIAL, EXEMPLARY OR PUNITIVE DAMAGES OR FOR SIMILAR DAMAGES, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

9.2           EACH PARTY AGREES THAT EXCEPT FOR (A) DAMAGES OR LOSSES TO A PARTY ARISING OUT OF THE OTHER PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, (B) A PARTY’S BREACH OF ITS OBLIGATIONS UNDER ARTICLE VIII HEREOF, OR (C) DAMAGES CAUSED BY BUYER EMPLOYEES OR AGENTS AS A RESULT OF THEIR HAVING ACCESS TO SYSTEMS PROVIDED BY SELLER PURSUANT TO THIS AGREEMENT, EACH PARTY’S AGGREGATE LIABILITY UNDER THIS AGREEMENT TO THE OTHER PARTY FOR ANY AND ALL CAUSE(S) OF ACTION ARISING FROM OR RELATING TO THIS AGREEMENT SHALL NOT EXCEED THE AGGREGATE AMOUNT OF FEES PAID OR PAYABLE BY BUYER TO SELLER FOR ALL SERVICES PURSUANT TO ARTICLE IV OF THIS AGREEMENT (AND ASSUMING THAT EACH SERVICE IS PROVIDED BY SELLER FOR THE FULL DURATION OF THE TERM SPECIFIED FOR SUCH SERVICE); PROVIDED, HOWEVER, THAT TO THE EXTENT THAT SELLER DOES NOT USE REASONABLE EFFORTS TO PROVIDE HOSTING SERVICES IN ACCORDANCE WITH THE REQUIREMENTS OF THIS AGREEMENT, SELLER’S MAXIMUM LIABILITY FOR DAMAGES OR LOSSES WHICH BUYER INCURS ON ACCOUNT OF SUCH FAILURE (WHEN COMBINED WITH DAMAGES OR LOSSES WHICH BUYER INCURS ON ACCOUNT OF OTHER BREACHES BY SELLER OF ITS OTHER OBLIGATIONS UNDER THIS AGREEMENT) SHALL NOT EXCEED TWICE THE AGGREGATE AMOUNT OF FEES PAID OR PAYABLE BY BUYER TO SELLER FOR ALL SERVICES PURSUANT TO ARTICLE IV OF THIS AGREEMENT (AND ASSUMING THAT EACH SERVICE IS PROVIDED BY SELLER FOR THE FULL DURATION OF THE TERM SPECIFIED FOR SUCH SERVICE).

9.3           At its own cost and expense, and subject to the limitations set forth in Section 9.2 above, each party (the “Indemnifying Party”) agrees to indemnify, defend and hold harmless the other party, and its Affiliates, and each of its and their respective directors, officers, employees, members, partners and agents (collectively, the “Indemnified Parties”) from and against from, against and in respect of, and pay or reimburse the Indemnified Parties for, any and all costs, losses, claims, liabilities and damages (including, without limitation, reasonable attorneys’ fees, interest and any penalties) (collectively, “Losses”), whether or not resulting from any third party claims, incurred or suffered by the Indemnified

Parties to the extent that such claims, demands or causes of action arise out of any breach by an Indemnifying Party of any representation, warranty or covenant in this Agreement. The indemnification procedures set forth in Section 12.2 of the Purchase Agreement shall apply to any such indemnification claims and obligations, mutatis mutandis.

9.4           In order to obtain the benefits of the indemnifications provided herein, each Indemnified Party must take all reasonable steps to mitigate its Losses upon and after becoming aware of any event that could reasonably be expected to give rise to any claim for indemnification under this Section 9. The reasonable, out-of-pocket costs and expenses of any such mitigation shall constitute additional Losses subject to indemnification.

9.5           Each party hereto hereby acknowledges and agrees that such party’s sole and exclusive remedy with respect to any and all Losses relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Section 9.

Article X – Miscellaneous

10.1           Notices. All notices referred to herein shall be delivered in writing, shall be delivered personally or by confirmed facsimile transmission with a copy by overnight delivery, receipt required, and shall be deemed to have been given when so delivered on one business day after the date on which the same was sent by facsimile and overnight delivery to the addresses set forth below (unless otherwise specified by a party in a written notice to the other parties):

If to Seller, to:

CDK Global, LLC
1950 Hassell Road
Hoffman Estates, IL 60169
Attn: Chief Executive Officer
Fax No.: 847-781-9873

With a copy to:

CDK Global, LLC
1950 Hassell Road
Hoffman Estates, IL 60169
Attn: General Counsel
Fax No.: 847-781-9873

If to Buyer, to:

Autobytel Inc.
18872 MacArthur Blvd., Suite 200
Irvine, CA 92612-1400
Attention:  Kimberly Boren
Senior Vice President, Chief Financial Officer
Fax No.: 949-257-7175

With a copy (which shall not constitute notice) to:

Autobytel Inc.
18872 MacArthur Blvd., Suite 200
Irvine, CA 92612-1400
Attention:      Glenn E. Fuller
 Executive Vice President, Chief Legal and
Administrative Officer and Secretary
Fax No.: 949-862-1323

10.2           Survival. The termination of this Agreement, howsoever occasioned, shall not affect any of the provisions of this Agreement which are expressly or by implication to come into or continue in force after such termination or expiration.

10.3           Amendments and Waiver. No amendment, waiver or consent with respect to any provision of this Agreement shall in any event be effective, unless the same shall be in writing and signed by the parties, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. The failure of any party at any time or times to require performance of any provisions hereof shall in no manner affect that party’s right at a later time to enforce the same. No waiver by any party of the breach of any term or covenant contained in this Agreement in any one or more instances shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

10.4           Entire Transaction. This Agreement contains the entire agreement and understanding among the parties with respect to its particular subject matter and supersedes all other agreements, understandings and undertakings among the parties on the subject matter hereof. All attachments hereto are hereby incorporated by reference and made a part of this Agreement.

10.5           Captions. The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.6           Partial Invalidity. In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.

10.7           Assignment. Neither this Agreement, nor any of the rights or obligations hereunder, may be assigned by any party hereto without the prior written consent of the other parties hereto. This Agreement and its rights and obligations shall be binding upon and inure to the benefit of the parties hereto and the respective successors and permitted assigns of each party.

10.8           Counterparts. This Agreement may be executed in one or more counterpart copies; each of those executed copies shall be considered an original, but together constitute one agreement.

10.9           Governing Law. The Governing Law provision contained in the Purchase Agreement shall govern this Agreement with respect to the law governing this Agreement.

10.10           Force Majeure. Neither Buyer nor Seller shall be held responsible for failure or delay in delivery of Services hereunder, if such failure or delay is due to earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events (each, a “Force Majeure Event”). If the performance of this Agreement by either party hereunder is prevented, restricted or interfered with by reason of a Force Majeure Event, the party whose performance is so affected, upon giving prompt notice to the other party, shall be excused from such performance to the extent of such Force Majeure Event; provided, however, that the party so affected shall take all commercially reasonable steps to avoid or remove such causes of nonperformance and shall continue performance hereunder with dispatch whenever such causes are removed.

10.11           Conflicts. To the extent this Agreement is in conflict with any Schedule hereto, such Schedule will take precedence.

10.12           Dispute Resolution; Forum. The dispute resolution and forum provisions of Section 13.4 of the Purchase Agreement shall apply to this Agreement, mutatis mutandis.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.

CDK GLOBAL, LLC

By____________________________________
Name:
Title:

AUTOBYTEL INC.

By____________________________________
Name:
Title:

Schedule A to
Transition Services Agreement

*

*
Portions of this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K.  Autobytel Inc. will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request; provided, however, that Autobytel Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Schedule A

Exhibit B

Retention Bonuses

*

*
Portions of this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K.  Autobytel Inc. will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request; provided, however, that Autobytel Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.